3/15

07021855

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inversiones Aguas Metropolitanas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35046

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/12/07

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

RECEIVED

VIA FEDEX

March 12, 2007

ARS
12-31-06

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or "SVS"), dated February 13, 2007, relating to the information required by Circular 1246 of the SVS;

2. English translation of letter to the SVS, dated February 27, 2007, relating to compensation paid by the Company to external auditors for the year ended December 31, 2006, as required by Circular 1368 of the SVS;

3. English translation of letter to the SVS, reporting certain resolutions approved at a board meeting held on February 28, 2007 as a material event (*hecho esencial*);

4. English translation of letter to the SVS, dated March 1, 2007, relating to the Company's compliance with regulations regarding the closing of consolidated financial statements for the year ended December 31, 2006;

5. English translation of letter to the SVS, dated March 1, 2007, containing report prepared by *Deloitte & Touche Sociedad de Auditoría y Consultoría Limitada*

regarding compliance with Circular 979 issued by the SVS on December 24, 1990, filed with the SVS;

6. The Company's unconsolidated financial statements for the year ended December 31, 2006, filed with the SVS;

7. The Company's consolidated financial statements for the year ended December 31, 2006, filed with the SVS; and

8. English translation of letter to the SVS, dated March 12, 2007, reporting certain matters to be submitted for the approval of the shareholders meeting of the Company as a material event (*hecho esencial*).

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-2664) if you have any questions or require any further information.

Sincerely,

S. Todd Crider

Enclosures

cc: Deneb Schiele

Documents Provided Pursuant to Rule 12g3-2(b) **TAB**

Document	TAB
English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or "SVS"), dated February 13, 2007, relating to the information required by Circular 1246 of the SVS	1
English translation of letter to the SVS, dated February 27, 2007, relating to compensation paid by the Company to external auditors for the year ended December 31, 2006, as required by Circular 1368 of the SVS	2
English translation of letter to the SVS, reporting certain resolutions approved at a board meeting held on February 28, 2007 as a material event (*hecho esencial*)	3
English translation of letter to the SVS, dated March 1, 2007, relating to the Company's compliance with regulations regarding the closing of consolidated financial statements for the year ended December 31, 2006	4
English translation of letter to the SVS, dated March 1, 2007, containing report prepared by *Deloitte & Touche Sociedad de Auditoría y Consultoría Limitada* regarding compliance with Circular 979 issued by the SVS on December 24, 1990, filed with the SVS	5
The Company's unconsolidated financial statements for the year ended December 31, 2006, filed with the SVS	6
The Company's consolidated financial statements for the year ended December 31, 2006, filed with the SVS	7
English translation of letter to the SVS, dated March 12, 2007, reporting certain matters to be submitted for the approval of the shareholders meeting of the Company as a material event (*hecho esencial*)	8

IAM

February 13, 2007

Mr. Alberto Etchegaray De La Cerda
Superintendent of Securities and Insurance
Santiago

Dear Sir,

I provide below the information required by Circular 1246 of the Superintendency:

(1) INVERSIONES AGUAS METROPOLITANAS S.A.
(2) TAX NO. : 77.274.820-5
(3) FINANCIAL PERIOD :31/12/2006

TAX NO. OF PERSONS OF SAME BYSUSINESS GROUP (4)	***NAME OF PERSONS AND ENTITIES OF SAME BUISNESS GROUP (5)***	***REASONS FOR COMPRISING SAME BUSINESS GROUP (6)***	***CAUSES OF CONTROL (7)***
77.274.820-5	Inversiones Aguas Metropolitanas S.A.	(F) Inversiones Aguas del Gran Santiago S.A.	A y B
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	(A)	

Yours sincerely,

ALFREDO NOMAN SERRANO
Director

File No. 82-35046

IAM

RECEIVED

Santiago, February 27, 2007

Mr Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref. Information Circular No.1368

Dear Sir,

We enclose the information requested at heading together with the detail of the fees paid to our external auditors at December 31, 2006.

Yours sincerely,

Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

- FEES PAID TO THE EXTERNAL AUDITORS

COMPANY REVISED:

NAME: Inversiones Aguas Metrpoolitanas S.A.
TAX NO.: 77.274.820-5
ADDRESS: Avda. El Golf 40, 13th floor, Las Condes
CITY: Santiago

EXTERNAL AUDITOR:

Name: Deloitte & Touche Sociedad de Auditores y Consultores Limitada
AUDITOR REGN. NO.: 27
PERIOD REVISED: December 31, 2006

FEES PAID		OWN
AUDIT FEES	Ch$	11,588,545
OTHER SERVICES	Ch$	5,471,865
DESCRIPTION OF WORK DONE:		
TOTAL FEES PAID	Ch$	17,060,410

DATE: February 27, 2007

NAME & SIGNATURE POF LEGAL REPRESENTATIVE:

IAM

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref.: MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and General Rule No.30 of the Superintendency, we hereby advise as material information with respect to the Company, its business and its publicly-offered securities or their offering, the following:

At a board meeting held on February 28, 2007, the following was unanimously agreed:

1) To call the ordinary shareholders meeting for April 24, 2007, at 11.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

Yours sincerely,

Alberto Martínez Lacambra
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

File No. 82-35046

IAM

RECEIVED

2007 MAR 15 A

Santiago, March 1, 2007

Mr Alberto Etchegaray de la Cerda
Superintendent of
Securities and Insurance
Santiago

REF. : INFORMATION CIRCULAR N° 1696

Dear Sir,

We enclose the information requested in this Circular in the pre-established format, with the information relating to the closing of the consolidated financial statements for the year ended December 31, 2006, of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Inversiones Aguas Metropolitanas S.A.

IAM

APPENDIX A

1.0 INSCRIPTION ON STOCK EXCHANGE

1.1 Inscribed in some Stock Exchange (YES/NO) — Yes

1.2 Stock exchanges inscribed in — Santiago Stock Exchange; Chilean Electronic Exchange

2.0 CONTROLLER OF THE COMPANY

2.1 Company has a controller? (YES/NO) — Yes

2.2 Effective participation — 56.6%

2.3 Detail of effective particiaption

Tax No.	Name	Percentage
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	56.60%

3.0 STATUTORY PROVISIONS

3.1 Company subject to provisions of Chapter XII of Lae 3,500 (YES/NO) — NO

3.2 Maximum permitted concentration according to bylaws

4.0 COMPLIANCE WITH CONDITIONS ESTABLISHED IN CLAUSE 112 OF DECREEE LAW 3,500

4.1 Condition related to maximum concentration (YES/NO)

4.2 Condition related to shareholdings of minority shareholders

4.3 Condition related to dispersion of share ownership

4.3.1 Number of shareholders

4.3.2 Percentage

IAM

APPENDIX B

NET CONSOLIDATED ACCOUNTING ASSETS AT DECEMBER 31, 2008

Parent Company: Inversiones Aguas Metropolitanas S.A. Outstanding debt in local market :_____ Outstanding debt in foreing markets :_____	Subsidiary company: Aguas Andinas S.A. Outstanding debt in local market :__X___ Outstanding debt in foreing markets :_____

Investment	FECU Account Number	Rating	Investment ThCh$	Risk Factor	Amount to Reduce ThCh$	Subtotal	
1.0 Total shares & rights in companies Not indispensable for the business (less)							-329.338.175
1.1 Marketable securities	5.11.10.30						
Company - *Security*							
1.2 Investments in related companies	5. 13.10.10						
Company - Security							
1.3 Investments in other companies	5. 13.10.20						
Company - Security							
1.4 Goodwill	5. 13.10.30					329.339.208	
Aguas Andinas S.A. - Shares			274.154.471	1	274.154.471		
Aguas Cordillera S.A. - Shares			52.088.900	1	52.088.900		
Sociedad Comercial ORBI II S.A.- Shares			3.094.722	1	3.094.722		
Aguas Los Dominicos S.A. - Shares			1.115	1	1.115		
1.5- Negative goodwill	5. 13.10.40					(1.033)	
Aguas Manquehue S.A. - Company Rights			(1.033)	1	(1.033)		
1.6 Others	5. 13.10.90						
Company - Security							
2.0 Total bonds and trade paper of public & private companies							
2.1 Marketable securities	5. 11.10.30						
Company - Security							
2.2 Others current assets	5. 11.20.30						
Company - Security							
2.3 Long-term debtors	5. 13.10.50						
Company - Security							
2.4 Others	5. 13.10.80						
Company - Security							
3.0 Total notes and accounts receivable from related companies not related to the business							
3.1 Short term	5. 11.10.70						
Company - Security							
3.2 Long term	5. 13.10.60						
Company - Security							
4.0 Time deposits							
4.1 Time deposits	5. 11.10.20						
Company - Security							
5.0 Total adjustments							
6.0 Total consolidated assets	5. 10.00.00						1.045.388.229
7.0 Total net consolidated assets							716.050.054

File No. 82-35046

IAM

Santiago, March 1, 2007

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref: Information Circular No.979

Dear Sir,

We enclose the information requested in the Circular at heading, with the information at the close of the unconsolidated and consolidated financial statements at December 31, 2006 of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

Deloitte

January 30, 2007

Inversiones Aguas Metropolitanas S.A. (ex Inversiones Aguas Metropolitanas Ltda.)
Santiago

Dear Sir,

As required by Circular 979 of the Superintendency of Securities and Insurance, we have applied certain procedures to the accounting records of the Company and its Subsidiaries inscribed with that Superintendency in order to determine whether there has been compliance during the year ended December 31, 2005 with the provisions of the joint circular of the Superintendency of Securities and Insurance and Superintendency of Banks and Financial Institutions No.960 of August 14, 1990. The procedures were applied are summarized in Appendix A.

The qualification of legality of a particular transaction corresponds in the last instance to the courts of justice and thus escapes from the area of professional competence of the independent auditors.

As a result of applying these procedures and considering that the credit transactions related directly with the business of the Company and its Subsidiaries, with their personnel and their related companies do not affect the provisions of the General Banking Law and the Securities Market Law, nothing came to our attention that led us to suppose that Inversiones Aguas Metropolitanas S.A. and its Subsidiaries inscribed with that Superintendency have carried out transactions that could be considered banking business or securities trading, as referred to in that joint Circular No.960.

This report relates exclusively to Inversiones Aguas Metropolitanas S.A. and its Subsidiaries inscribed with the Superintendency of Securities and Insurance and is issued only for the information and use of your board of directors.

Sincerely,

(Deloitte)

APPENDIX A: SUMMARY OF PROCEDURES APPLIED

GENERAL PROCEDURES

1. We met the Administration and Finance management of the Company to know in greater detail the different financing policies followed by it.

2. We enquired into the control mechanisms and procedures established for the Companys to prevent financing and repurchase agreements from breaching the provisions of the General banking Law and the Securities Market Law.

3. We read the minutes of the board meetings held during the year.

4. We read the correspondence exchanged with the SVS.

5. We made enquiries of the legal advisers of the Company and obtained letters of representation from them.

6. We obtained letters of representation from the management.

SPECIFIC PROCEDURES

7. We obtained the trial balance sheet and general ledger balances as of December 31, 2006 and:

    a. checked the balancing of the balance sheet with the audited financial statements.

    b. identified in the balance sheet the assets, liabilities, revenue and expense accounts related to the Company's financing and financial investment activities.

8. We selected a representative sample of the entries forming the asset and liability accounts at the year end, and the debits and credits made during the year in the income statement accounts, of all the accounts named in point 7 b).

9. For the selected entries, we analyzed the nature of the transaction and, to the extent we considered necessary, we read the contracts, revised the corresponding supporting documentation and made additional enquiries.

Deloitte

January 30, 2006

Inversiones Aguas Metropolitanas S.A. (ex Inversiones Aguas Metropolitanas Ltda.)
Santiago

Dear Sir,

As required by Circular 979 of the Superintendency of Securities and Insurance, we have applied certain procedures to the accounting records of the Company in order to determine whether there has been compliance during the year ended December 31, 2005 with the provisions of the joint circular of the Superintendency of Securities and Insurance and Superintendency of Banks and Financial Institutions No.960 of August 14, 1990. The procedures were applied are summarized in Appendix A.

The qualification of legality of a particular transaction corresponds in the last instance to the courts of justice and thus escapes from the area of professional competence of the independent auditors.

As a result of applying these procedures and considering that the credit transactions related directly with the business of the Company, with their personnel and their related companies do not affect the provisions of the General Banking Law and the Securities Market Law, nothing came to our attention that led us to suppose that Inversiones Aguas Metropolitanas S.A. has carried out transactions that could be considered banking business or securities trading, as referred to in that joint Circular No.960.

This report relates exclusively to Inversiones Aguas Metropolitanas S.A. and is issued only for the information and use of your board of directors.

Sincerely,

(Deloitte)

APPENDIX A: SUMMARY OF PROCEDURES APPLIED

GENERAL PROCEDURES

1. We met the Administration and Finance management of the Company and its subsidiaries inscribed in the Superintendency of Securities and Insurance (SVS) to know in greater detail the different financing policies followed by them.

2. We enquired into the control mechanisms and procedures established for these companies to prevent financing and repurchase agreements from breaching the provisions of the General banking Law and the Securities Market Law.

3. We read the minutes of the board meetings held during the year.

4. We read the correspondence exchanged with the SVS.

5. We made enquiries of the legal advisers of the Company and subsidiaries inscribed in the SVS and obtained letters of representation from them.

6. We obtained letters of representation from the management of the Company and subsidiaries inscribed in the SVS.

SPECIFIC PROCEDURES

7. We obtained the trial balance sheet and general ledger balances as of December 31, 2006 of the Company and subsidiaries inscribed in the SVS, and carried out the following:

   a) We checked the balancing of the balance sheets with the audited financial statements.

   b) We identified in those balance sheets the assets, liabilities, revenue and expense accounts related to the companies' financing and financial investment activities.

8. We selected a representative sample of the entries forming the asset and liability accounts at the year end, and the debits and credits made during the year in the income statement accounts, of all the accounts named in point 7 b).

9. For the selected entries, we analyzed the nature of the transaction and, to the extent we considered necessary, we read the contracts, revised the corresponding supporting documentation and made additional enquiries.

082-35046

File No. 82-35046

FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

ARS
12-31-06

214

217 Independent Accountants' Report
218 Balance Sheets
220 Statement of Income
221 Statements of Cash Flows
223 Notes to the Financial Statements
236 Significant Events
239 Reasoned Analysis

Independent Accountants' Report

Deloitte.

To the Shareholders and Directors,
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying balance sheets of Inversiones Aguas Metropolitanas S.A. as of December 31, 2006 and 2005 and the related statements of income and of cash flows for the years then ended. These financial statements (including the notes thereto) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying reasoned analysis and significant event do not form an integral part of these financial statements, therefore our report does not cover them.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These financial statements have been prepared to reflect the unconsolidated financial situation of Inversiones Aguas Metropolitanas S.A. based on the criteria described in Note 2, before proceeding to the line-by-line consolidation of the financial statements of the subsidiaries listed in Note 9. For a proper interpretation therefore of these unconsolidated financial statements, they should be read and analyzed together with the consolidated financial statements of Inversiones Aguas Metropolitanas S.A., which are required by accounting principles generally accepted in Chile.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in accordance with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into english for the convenience of readers.

January 30, 2007

Amelia Hernández H.
RUT : 7.015.085-9

INVERSIONES AGUAS METROPOLITANAS

Balance Sheets

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Assets	2006 ThCh$	2005 ThCh$
Current assets		
Cash and banks	6,992	255,548
Marketable securities	132,093	702,787
Sundry debtors	1,656	1,989
Notes and accounts receivable from related companies	1,067,238	1,358,377
Recoverable taxes	91,835	93,542
Other current assets	598,171	512,880
[illegible]	[illegible]	[illegible]
Fixed assets		
Other fixed assets	20,272	3,813
Accumulated depreciation	(5,751)	(3,813)
[illegible]	[illegible]	[illegible]
Other assets		
Investments in related companies	195,902,192	199,720,985
Goodwill	274,154,471	301,874,455
Others	-	54,685
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

Liabilities and shareholders' equity	2006 ThCh$	2005 ThCh$
Current		
Accounts payable	5,909	-
Sundry creditors		58,904
Notes and accounts payable to related companies	928,999	1,526,145
Accruals	121,489	89,411
Withholdings	61,078	44,631
Income tax	-	190,266
Deferred taxes	12,290	12,771
Other current liabilities	3,688	11,878
[illegible]	[illegible]	[illegible]
Long term		
Deferred taxes	160,595	174,263
[illegible]	[illegible]	[illegible]
Shareholders' equity		
Paid - in capital	461,826,633	496,075,120
Other reserves	3,028	-
Retained earnings	8,845,460	6,391,859
Accumulated earnings	303,944	291,888
Net income for the year	22,617,984	17,463,165
Interim dividends	(14,076,468)	(11,363,194)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

219

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

INVERSIONES AGUAS METROPOLITANAS

Statement of Income

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Sales	3,270,161	4,684,002
Cost of sales	(2,998,418)	(4,276,173)
[illegible]	[illegible]	[illegible]
Administrative and selling expenses	(616,798)	(430,349)
[illegible]	[illegible]	[illegible]
Non-operating income (expenses)		
Financial income	224,493	72,714
Equity in income of related companies	42,711,805	39,701,786
Other non-operating income	1,563,280	-
Equity in losses of related companies	-	(20)
Amortization of goodwill	(21,486,342)	(21,954,506)
Financial expenses	(7,096)	(3,356)
Other non-operating expenses	(161,400)	-
Price-level restatement	69,465	(104,856)
Exchange gain (loss)	47,784	(4,169)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Income taxes	1,050	(221,908)
[illegible]	[illegible]	[illegible]

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS

Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Net cash flows from operating activities		
Collection of trade accounts receivable	3,953,753	5,176,295
Financial income received	236,569	30,166
Dividends and other distributions received	41,738,738	44,953,494
Other income received	51,858	570,772
Payments to suppliers and personnel	(4,271,243)	(4,651,717)
Interest paid	(826)	(129)
Income tax paid	(184,478)	65,963
Other expenses paid	(3,758)	(114,761)
V.A.T. and similar payments	(1,918,691)	(436,088)
[illegible]	[illegible]	[illegible]
Net cash flows from financing activities		
Dividends paid	(18,639,918)	(41,275,131)
Capital distributions	(33,912,345)	(25,726,043)
[illegible]	[illegible]	[illegible]
Net cash flow from investment activities		
Proceeds from sales of permanent investments	12,409,734	218
Collection of other loans to related companies	-	55,928,633
Purchases of fixed assets	(16,535)	-
Other loans to related companies	-	(33,619,488)
Net cash flows provided by investment activities	12,393,199	22,309,363
[illegible]	[illegible]	[illegible]
Effect of inflation on cash and cash equivalents	(176,817)	(40,621)
Net change in cash and cash equivalents at beginning of the year	(733,959)	861,563
Cash and cash equivalents	1,471,215	609,652
[illegible]	[illegible]	[illegible]

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS

Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Reconciliation of net income for the year to net cash flows provided by operating activities	2006 ThCh$	2005 ThCh$
Net income for the year	22,617,984	17,463,165
Result of assets sales	(1,558,767)	-
Gain on sale of investments	(1,558,767)	-
Charges (credits) to income not representing cash flows		
Depreciation for the year	2,016	121
Write-offs and provisions	-	47,772
Equity in income of related companies	(42,711,805)	(39,701,786)
Equity in loses of related companies	-	20
Amortization of goodwill	21,486,342	21,954,506
Price-level restatements, net	(69,465)	104,856
Exchange differences, net	(47,784)	4,169
Other charges to income not representing cash flow	320,369	-
[illegible]	[illegible]	[illegible]
Changes in assets affecting cash flows decreases		
Trade accounts receivable	652,101	-
Other assets	41,565,498	45,259,506
[illegible]	[illegible]	[illegible]
Changes in liabilities affecting cash flows decreases		
Accounts payable related to operating income	(582,321)	474,835
Income tax payable	(189,472)	224,405
V.A.T. and other similar payables	(1,882,774)	(237,574)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

222

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

1. INSCRIPTION IN THE SECURITIES REGISTER

The Company is Registered of the Superintendency of Securities and Insurance under N° 912, and subject to the regulatory authority of that Superintendency.

2.- SUMMARY OF SIGNIFICANT APPLIED POLICIES

a) Accounting period

These unconsolidated financial statements cover the years from January 1 to December 31, 2006 and 2005.

b) Basis of preparation

These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, issued by the Chilean Institute of Accountants and with standards the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries, which are stated using the equity method of accounting and therefore not been consolidated line by line. This treatment does not modify the net income for the year or shareholder's equity.

In the event of differences between the accounting principles generally accepted in Chile, as issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the latter prevail.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and therefore should be read together with the consolidated financial statements, which are required by accounting principles generally accepted in Chile.

c) Basis of presentation

For comparison purposes, the financial statements as of December 31, 2005 and their respective notes have been price-level restated by 2.1%. This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

d) Price-level restatements

The financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and December 31, 2006 and 2005, being 2.1% and 3.6% respectively, with a one-month time lag. The balances of income statement accounts were also restated to express them at year-end values.

e) Basis of translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates prevailing at each year - end at wich are as follows:

	2006 Ch$	2005 Ch$
United States dollar	532,39	512,50
Unidad de Fomento	18,336,38	17,974,81
Euro	702,08	606,08

f) Marketable securities

Investments in mutual funds quotas are shown at their redemption value as of the closing date of these financial statements.

g) Transactions under resale agreements

The acquisition of securities under resale agreements are shown as fixed-income investments in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

h) Fixed assets

The fixed assets are shown at their restated cost.

i) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

j) Investments in related companies

Investments in related companies with the ability to exercise significant influence over the company are shown at the equity method of accounting, determined on the basis of their respective financial statements as of December 31, 2006 and 2005. Equity in learnings or losses of such companies is recognized on an accrual basis.

k) Goodwill

Goodwill represents the difference paid over the investment equity value. Goodwill is amortized over a maximum period of 20 years from the acquisition date the estimated period of return on the investment.

l) Other assets

These include costs associated with the technical assistance provided to the Company by Ondeo Services Chile S.A. and AGBAR Chile S.A. in the presentation of the offer of the contract for the incorporation of advanced management and operating systems and procedures. The technical assistance costs are amortized over 5 years period of, which corresponds to the term of the contract.

m) Income and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin N°.60 and other instructions issued the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax basis.

n) Sales

The Company's sales relate to technological contributions and are accounted for on an accrual basis.

o) Derivative contracts

The Company has signed cross currency forwards with financial institutions. These contracts have been designated as hedg instruments; hedging existing items on the balance sheet. They are recorded in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

p) Computer software

It corresponds to software acquired as computer packages and is shown in Other fixed asssets and computer software amortized in accordance with Circular 981 of the Superintendency of Securities and Insurance.

q) Statement of cash flows

The Company considers as cash and cash equivalents the balances held in unrestricted bank checking accounts in local and foreign currencies and those short-term investments made as part of its normal cash management and whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied uniformly during the years 2006 and 2005.

File No. 82-35046

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

4. MARKETABLE SECURITIES

As of December 31, 2006 and 2005 the detail is as follows:

Instrument	Book Value 2006 M$	Book Value 2005 M$
Mutual fund quotas	132,093	702,787
[illegible]	[illegible]	[illegible]

5. BALANCES AND TRANSACTIONS WITH RELATED ENTITES

Notes and accounts receivable

Tax Nº	Company	Short Term 2006 ThCh	Short Term 2005 ThCh$
61.808.000-5	Aguas Andinas S.A. (1)	1,067,238	1,358,377
[illegible]		[illegible]	[illegible]

(1) In December 2001, following the public tender process carried out by Aguas Andinas, this company signed a technical services contract with Inversiones Aguas Metropolitanas S.A. whereby Inversiones Aguas Metropolitanas S.A. provides technical assistance in the areas of management of the urban water cycle, commercial and strategic management, information technology and hydrology, hydraulics and engineering. The contract is expressed in U.F. and has a term of 5 years with monthly invoicing of the services provided.

Notes and accounts payable

Tax Nº	Company	Short Term 2006 ThCh	Short Term 2005 ThCh$
00.000.001-9	Soc. Gral. Aguas de Barcelona S.A. (1)	928,999	1,052,536
00.000.001-9	Suez Lyonnaise des Eaux (2)	-	472,347
61.808.000-5	Aguas Andinas S.A. (3)	-	1,262
		[illegible]	[illegible]

(1) The account payable to Sociedad General Aguas de Barcelona S.A. relates to a contract in euros for the provision of services since 2001, which has a term of 5 years with monthly invoicing and payment at 63 days without interest.

(2) The account payable to Suez Lyonnaise des Eaux in 2005 related to a contract in euros for the provision of services, which were invoiced monthly with payment at 63 days without interest.

(3) The account payable to Aguas Andinas S.A. in 2005 related to a rental agreement in U.F. for the use of that company's premises, with payment at 30 days without interest.

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Transactions with related entities

Company	Tax N°	Relationship	Transaction	2006 Amount ThCh$	2006 Effect on results (charge)/credit ThCh$	2005 Amount ThCh$	2005 Effect on results (charge)/credit ThCh$
Sociedad General Aguas de Barcelona S.A.	00.000.001-9	Related	Consultancy received	2,575,104	(2,575,104)	3,440,723	(3,440,723)
Suez Lyonnaise Des Eaux	00.000.001-9	Related	Consultancy received	353,028	(353,028)	765,557	(765,557)
Aguas Andinas S.A.	61.808.000-5	Subsidiary	Consultancy provided	3,468,403	3,234,280	4,838,175	4,607,359
		Subsidiary	Dividends received	41,467,260	-	43,871,550	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Loans granted	-	-	26,170,272	-
		Parent	Capital reduction	19,023,203	-	20,084,367	-
		Parent	Payment of dividends	11,380,788	-	32,345,929	-
		Parent	Collection of loans	-	-	37,205,985	-
Ondeo Services Chile S.A.	96.885.200-0	Parent	Capital reduction	-	-	4,989,750	-
		Parent	Payment of dividends	-	-	8,036,005	-
		Parent	Loans granted	-	-	6,501,728	-
		Parent	Collection of loans	-	-	17,304,887	-

6. INCOME TAX AND DEFERRED TAXES

As of December 31, 2006 and 2005, the taxable income and other concepts are as follows:

	2006 ThCh$	2005 ThCh$
a) Taxable income	1,320,799	
Tax loss	(57,061)	-
b) FUT balance (unremitted earnings)	21,268,376	-
c) 17% Credit for shareholders	4,356,177	-

Deferred taxes

Concept	2006 Assets Short term ThCh$	2006 Assets Long term ThCh$	2006 Liabilities Short term ThCh$	2006 Liabilities Long term ThCh$	2005 Assets Short term M$	2005 Assets Long term ThCh$	2005 Liabilities Short term ThCh$	2005 Liabilities Long term ThCh$
Timing differences								
Provision for vacations	1,378	-	-	-	897	-	-	-
Investment expense on related companies	-	-	13,668	160,595	-	-	13,668	174,263
Total	1,378	0	13,668	160,595	897	0	13,668	174,263

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Income tax

	2006 ThCh$	2005 ThCh$
Current tax charge (tax provision)	-	(224,536)
Adjustment from prior year	(22,632)	(11,226)
Deferred taxes for the year	14,149	13,854
Tax benefits for tax losses	9,700	-
Other charges or credits	(167)	-
[illegible]	[illegible]	[illegible]

7. OTHER CURRENT ASSETS

The detail of other current assets is as follows:

	2006 ThCh$	2005 ThCh$
Central Bank of Chile securities acquired under resale agreements	598,171	512,880

8. INFORMATION ON REPURCHASE AND RESALE AGREEMENTS COVERING SECURITIES

The detail of secirites acquired under resale agreements as of December 31, 2006; is as follow:

Code	Dates Start	Dates Expiry	Counterparty	Original Currency	Subscription value ThCh$	Anual Rate	Final value ThCh$	Identification of instrument	Market value ThCh$
CRV	29/12/2006	5/1/07	Banco de Crédito e Inversiones	Pesos	598,000	5,16%	598,600	BCCH	598,171

9. INVESTMENTS IN RELATED COMPANIES

During April 2006, the Company sold 67,308,616 shares of in Aguas Andinas S.A. to third parties. As a result, its interest in Aguas Andinas was reduced from 51.202% to 50.102%. The sale amounted to ThCh$12,178,346 and the net gain was ThCh$1,558,767.

During August 2005, the Company sold its complete shareholding in Aguas Industriales del Norte S.A. The holding of 60% was sold to the related company, Inversiones Aguas del Gran Santiago S.A., for ThCh$213.

As of December 31, 2006 and 2005, the investments in related companies were:

Tax N°	Company	Holding 2006 %	Holding 2005 %	Equity of the company 2006 ThCh$	Equity of the company 2005 ThCh$	Result for the year 2006 ThCh$	Result for the year 2005 ThCh$	Accrued result of investment 2006 ThCh$	Accrued result of investment 2005 ThCh$	Proportional equity value 2006 ThCh$	Proportional equity value 2005 ThCh$
61 808.000-5	Aguas Andinas S A	50 10234	51 20200	391,004,077	390,064,813	84,622,086	77,539,521	42,711,805	39,701,786	195,902,192	199,720,985
96 974.880-0	Aguas Industriales del Norte S A.	-	-	-	-	-	-	-	(20)	-	-
[illegible]											[illegible]

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

10. GOODWILL

As of December 31, 2006 and 2005, goodwill represents the difference between the cost and the investment equity value, as follows:

		2006		2005	
Tax Nº	Company	Amount amortization in year ThCh$	Balance goodwill ThCh$	Amount amortization in year ThCh$	Balance goodwill ThCh$
61.808.000-5	Aguas Andinas S.A.	21,486,342	274,154,471	21,954,506	301,874,455
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]

11. ACCRUALS AND WRITE-OFFS

The detail of provisions as of December 31, 2006 and 2005 is as follows:

		2006 ThCh$	2005 ThCh$
Accrued vacations		8,106	5,277
Accrued services		104,888	18,626
Other staff benefits	8,495	60,360	
[illegible]		[illegible]	[illegible]

The Company made no write-offs during 2006 and 2005.

12. CHANGES IN SHAREHOLDERS' EQUITY

In accordance with clause 10 of the Corporations Law No.18,046, the proportional amount of the restatement of capital has been added to the paid capital, this being represented as of December 31, 2006 by 1,000,000,000 subscribed and paid shares of no par value.

The activity in the Company's shareholders' equity during 2006 and 2005 is as follows:

The ordinary shareholders meeting of April 27, 2006 agreed to:

- Distribute net income equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005) in cash pro rata to the shareholders.
- Reduce capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to the shareholders.

The Board meeting held on September 27, 2006 agreed to:

- Distribute ThCh$14,133,000 (ThCh$10,965,000 historic in 2005) as an interim dividend against the net income for 2006. This was distributed in cash pro rata to the shareholders.

Capital increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$19,151,592 historic by capitalizing the restatement of capital.

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, business combinations of companies under common control are accounted for as a pooling of interests and therefore, the subsidiary changes in equity of Aguas Andinas S.A. due to purchases of shares in Gestión y Servicios S.A., Comercial ORBI II S.A. and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand. The Company disposed its complete holdings in Aguas Cordillera S.A.

2006

	Paid in capital ThCh$	Reserves restatement capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	485,871,812	-	-	285,884	(11,129,475)	17,103,981
Distribution prev. year's income	-	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend previous year	-	-	-	(5,974,400)	-	
Capitalization reserves &/or profits	-	-	-	-	-	-
Capital reduction	(33,609,900)	-	-	-	-	-
Reserve Technical Bulletin 72	-	-	3,028	-	-	-
Restatement of capital	9,564,721	-	-	17,954	56,532	-
Net income for the year	-	-	-	-	-	22,617,984
Interim dividends	-	-	-	-	(14,133,000)	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]

2005

	Paid in capital ThCh$	Reserves restatement capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	474,157,984	19,151,592		17,850,183	-	10,736,192
Distribution prev. year's income	-	-		10,736,192	-	(10,736,192)
Final dividend previous year	-	-		(28,586,355)	-	-
Capitalization reserves &/or profits	19,151,592	(19,151,592)		-	-	-
Capital reduction	(24,558,390)	-		-	-	-
Reserve Technical Bulletin 72	-	-		-	-	-
Restatement of capital	17,120,626	-		285,864	(164,475)	-
Net income for the year	-	-		-	-	17,103,981
Interim dividends	-	-		-	(10,965,000)	-
[illegible]	[illegible]			[illegible]	[illegible]	[illegible]
[illegible]	[illegible]			[illegible]	[illegible]	[illegible]

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Number of Shares

Serie	Nº Shares subscribed	Nº. Shares paid	Nº. Shares with voting rights
Sole	1,000,000,000	1,000,000,000	1,000,000,000

Capital (amount - ThCh$)

Series	Subscribed capital ThCh$	Paid capital ThCh$
Sole	461,826,633	461,826,633

13. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of these as of December 31, 2006 and 2005 is as follows:

Other non-operating income

	2006 ThCh$	2005 ThCh$
Gain on sale of shares	1,558,767	-
Other income	4,513	-

Other non-operating expenses

	2006 ThCh$	2005 ThCh$
Fees period to advisors	74,280	-
Loss on derivative contract	84,100	-
Other expenses	3,020	-

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

14. PRICE-LEVEL RESTATEMENT

The detail of the price-level restatement credited (charged) to income is as follows:

	Indexation unit	2006 ThCh$	2005 ThCh$
Assets (charges)/credits			
Fixed assets	I.P.C.	212	1
Investments in related companies	I.P.C.	3,544,223	5,648,732
Goodwill	I.P.C.	6,193,033	11,252,744
Other monetary assets	I.P.C.	0	602,833
Other non-monetary assets	I.P.C.	2,646	3,974
Expense and cost accounts	I.P.C.	38,823	74,826
[illegible]		[illegible]	[illegible]
Liabilities (charges)/credits			
Shareholders' equity	I.P.C.	(9,639,207)	(17,604,097)
Non-monetary liabilities	I.P.C.	(4,010)	(7,005)
Income accounts	I.P.C.	(66,255)	(76,864)
[illegible]		[illegible]	[illegible]
[illegible]		[illegible]	[illegible]

15. EXCHANGE DIFFERENCES

The exchange differences occurring in 2006 and 2005 were as follows:

	Currency	Amount 2006 ThCh$	2005 ThCh$
Assets (charges)/credits			
Cash and banks	Dollar	3,168	(4,373)
Marketable securities	Euros	43,146	204
Sundry debtors	Euros	(127)	-
[illegible]		[illegible]	[illegible]
Liabilities (charges)/credits			
Withholdings	Dollar	(6,675)	-
Withholdings	Euros	(297)	-
Accounts payable related companies	Euros	8,569	-
[illegible]		[illegible]	
[illegible]		[illegible]	[illegible]

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

16. STATEMENT OF CASH FLOWS

Cash equivalents in the statement of cash flows consist of financial investments including marketable securities and securities of up to 90 days acquired under resale agreements. The detail is as follows:
There were no cash flows committed by the Company as of December 31, 2006 and 2005.

	2006 ThCh$	2005 ThCh$
Cash and banks	6,992	255,548
Marketable securities	132,093	702,787
Other cuirrent assets	598,171	512,880
[illegible]	[illegible]	[illegible]

17. DERIVATIVE CONTRACTS

As of December 31, 2006, the Company has the following derivative contracts with financial institutions in order to hedge exchange risks, valued as described in Note 2o):

Type of derivative	Type of contract	Value of contract ThCh$	Maturity or expiry	Specific item	Position purchase/ sale	Entry or transaction hedged: Name	Entry or transaction hedged: Amount ThCh$	Value of item hedged ThCh$	Asset/Liability: Name	Asset/Liability: Amount ThCh$	Effect on Result: Realized ThCh$	Effect on Result: Not realized ThCh$
FR	CCPE	413,812	First quarter 2007	Exchange rate	C	Accts. Payable to rel. Cos.	412,495	413,234	Other current liabilities	2,200	1,623	-
FR	CCPE	275,707	First quarter 2007	Exchange rate	C	Accts. Payable to rel. Cos.	283.538	283.626	Other current liabilities	1,488	9,407	-

18. CONTINGENCIES AND RESTRICTIONS

As of December 31, 2006 and 2005, the Company has gronted performance bond issued by Banco Santander in favor of its subsidiary Aguas Andinas S.A. for the amount of ThCh$86,711 and ThCh$86,786 respectively (UF4,728.88 in 2006 and 2005), to guarantee the conditions of contracted services.

Creditors of collateral	Debtor: Name	Debtor: Relationship	Kind of collateral	Balances pending payment at date of financial statements: 2006 ThCh$	Balances pending payment at date of financial statements: 2005 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiary	Performance bond	86,711	86,786

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

19. GUARANTEES RECEIVED FROM THIRD PARTIES

Inversiones Aguas Metropolitanas S.A. has not received guarantees from third parties.

20. LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currencies as of December 31, 2006 and 2005.

Assets

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Current assets			
Cash & banks	Non.indexed Ch$	1,663	250,307
Cash & banks	Dollar	5,329	5,241
Marketable securities	Non.indexed Ch$	74,032	307,875
Marketable securities	Euro	58,061	394,912
Sundry debtors	Indexed Ch$	1,656	1,989
Notes & accounts receivable related companies	Non.indexed Ch$	1,067,238	1,358,377
Recoverable taxes	Indexed Ch$	91,835	93,542
Other current assets	Non-indexed Ch$	598,171	512,880
Fixed assets			
Net fixed assets	Indexed Ch$	14,521	-
Other assets			
Investments related companies	Indexed Ch$	195,902,192	199,720,985
Goodwill	Indexed Ch$	274,154,471	301,874,455
Other assets:	Indexed Ch$	-	54,685

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Current liabilities

		Up to 90 days				90 days to 1 year			
		2006		2005		2006		2005	
	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Accounts payable	Non-indexed Ch$	5,909	-	-	-	-	-	-	-
Sundry creditors	Non-indexed Ch$	-	-	-	-	-	-	58,904	-
Notes & accounts payable to related companies	Euro	928,999	-	1,524,882	-	-	-	-	-
Notes & accounts payable to related companies	Indexed Ch$	-	-	1,263	-	-	-	-	-
Provisions	Non-indexed Ch$	120,086	-	89,411	-	1,403	-	-	-
Withholdings	Non-indexed Ch$	61,078	-	44,631	-	-	-	-	-
Income tax	Non-indexed Ch$	-	-	190,266	-	-	-	-	-
Deferred taxes	Non-indexed Ch$	3,073	-	-	-	9,217	-	12,771	-
Other current liabilities	Non-indexed Ch$	3,688	-	11,878	-	-	-	-	-
[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]		[illegible]					
	[illegible]			[illegible]					

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Long-term liabilities as of 31-12-2006

	Currency	1 to 3 years Amount M$	1 to 3 years Average annual interest rate %	3 to 5 years Amount M$	3 to 5 years Average annual interest rate %	5 to 10 years Amount M$	5 to 10 years Average annual interest rate %	More than 10 years Amount M$	More than 10 years Average annual interest rate %
Long-term deferred taxes	Indexed Ch$	26,766	-	26,766	-	66,915		40,148	
[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	

Long-term liabilities as of 31-12-2005

	Currency	1 to 3 years Amount M$	1 to 3 years Average annual interest rate %	3 to 5 years Amount M$	3 to 5 years Average annual interest rate %	5 to 10 years Amount M$	5 to 10 years Average annual interest rate %	More than 10 years Amount M$	More than 10 years Average annual interest rate %
Long-term deferred taxes	Indexed Ch$	38,021	-	25,347	-	63.368	-	47,527	-
[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	

21. SANCTIONS

Neither the Company nor its management has been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2006 and 2005.

22. SUBSEQUENT EVENTS

At a board meeting held on February 28, 2007, the following was unanimously agreed:

4) To call the ordinary shareholders meeting for April 24, 2007, at 11.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

5) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

6) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

At the date of issue of these financial statements, the management of the Company and its subsidiaries is unaware of other subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries as of December 31, 2006.

23. THE ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the years 2006 and 2005.

INVERSIONES AGUAS METROPOLITANAS

Significant Events

1. On March 1, 2006 the SVS was informed that:

At a Board meeting of the Company held on February 28, 2006, the following was unanimously agreed:

a) To cancel the calling of an extraordinary shareholders' meeting, as agreed at the Board meeting held on December 14, 2005 and to have been held on March 8, 2006, in order to renew the provisional board of the Company. The resolution to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notifications were published in the Diario Financiero on February 7, 20 and 21, 2006.

b) To call the ordinary shareholders' meeting for April 27, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for that meeting will be the following:

- **i.** Examination of the position of the Company and of the reports of the external auditors and the approval or otherwise of the annual report, balance sheet, and the financial statements presented by the management;
- **ii.** The distribution of the net income for the year and distribution of dividends;
- **iii.** The revocation of the provisional board of directors and the election of all its directors and alternate directors;
- **iv.** The appointment of the external auditors and credit-rating agencies, and
- **v.** In general, any matter of corporate interest that is not reserved for an extraordinary shareholders' meeting.

c) To call an extraordinary shareholders' meeting for April 27, 2006, to be held immediately following the end of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, in order to submit for its approval the board's proposal to reduce the capital of the Company, in the amount, timing and form that the meeting shall decide.

2. On March 23, 2006 the SVS was informed that:

The Company's board meeting held on March 22 unanimously agreed the following:

a) Submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, payable on May 29, 2006.

b) Submit for the approval of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the Company's capital by ThCh$21,959,900 and to distribute this sum against the propose capital reduction to shareholders pro rata to their shares, corresponding to Ch$21.9599 per share. It was also agreed to propose that the board be authorized to set the date for the payment, which could not be later than June 30, 2006.

3. On April 5, 2006, the SVS was informed that:

The board of the Company, at its extraordinary meeting held on April 4 in Barcelona, Spain, agreed the following:

a) To authorize the sale of 67,308,616 Series A shares of Aguas Andinas S.A., equivalent to 1.1% of the total share capital of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. would reduce by 1.1 %, to retain control of that company with a 50.102% shareholding, i.e. 3,065,744,510 Series A shares.

b) To modify the agreement adopted by the board on March 22, 2006, in order to submit to the extraordinary shareholders meeting called for April 27, 2006, a proposal to reduce capital by up to ThCh$33,609,900 through the amendment of the bylaws and the payment in cash to shareholders pro rata to their shareholdings.

4. On April 27, 2006, the SVS was informed that:

a) The ordinary shareholders meeting held on April 27, 2006 adopted the following resolutions, among others:

- To distribute 100% of the net income of the Company for the year 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, an interim dividend was paid on September 27, 2005 for an amount restated as of December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding then to a dividend of Ch$10.965 per share.
  Following the distribution of this interim dividend, the total of earnings for distribution amounts to Ch$5,974,400,000. The difference resulting from the operation for calculating the dividend to be paid will be credited to accumulated earnings. This means that the Company's dividend N° 2 will amount to Ch$5.9744 per share, payable on May 29, 2006.

Significant Events

- The present board of directors was revoked and the following persons elected for a full statutory period:

Directors	Alternate Directors
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

Of these, the first four named were elected with the votes of the controller and the last three with the votes of the minority shareholders.

b) At the extraordinary shareholders meeting held on April 27, 2006, the following resolutions were adopted:
- To reduce the capital of the Company by amending the Fifth and First Transitory clauses of the bylaws, introducing the following text approved by the shareholders:
- To distribute to shareholders pro rata to their shareholdings the sum of Ch$33,609,900,000 against the approved capital reduction, corresponding to the payment of the sum of Ch$33.6099 per share, according to the mechanism approved by the meeting.
- To authorize the board to determine, after carrying out the formalities required by law, the date for the payment of the approved capital distribution, which could not be later than June 30, 2006.

5. On May 29, 2006, the SVS was informed that:

The board meeting held on May 29, 2006, unanimously agreed the following:

a) Change of Chief Executive Officer: Giovano Suazo Hormazábal leaves the position and is replaced by Albert Martínez Lacambra.
b) Mr. Albert Martínez resigns as an alternate director of the Company.
c) The board then comprises the following members:

Directors	Alternate Directors
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice-Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

d) The Directors' Committee was formed with the following members:

Directors	Alternate Directors
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martín

e) June 15, 2006 was set for the payment of the capital reduction agreed by the extraordinary shareholders meeting held on April 27, 2006.

6. On September 27, 2006, the SVS was informed that:

The board on September 27 agreed to distribute the sum of Th$14,133,000 as an interim dividend against the net income for 2006. The Company's dividend N° 4 therefore will amount to Ch$14.133 per share and be payable from October 27, 2006.

INVERSIONES AGUAS METROPOLITANAS

Reasoned Analysis

For the years ended December 31, 2006 and 2005

COMPARATIVE ANALYSIS AND EXPLANATION OF CHANGES

GENERAL

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. As of December 31, 2006, our principal shareholders are Inversiones Aguas del Gran Santiago S.A. with 56.60%, and The Bank of New York (depositary bank representing the holders of ADRs), with 32.75% of the total shares.

REVENUES

These comprise the sales under the technological contribution contract with Aguas Andinas S.A., which was signed in December 2001 for a term of 5 years, ending therefore in December 2006.

OPERATING COSTS AND EXPENSES

Our operating costs and expenses comprise the cost of sales and administrative and selling expenses. The cost of sales reflects the invoicing under the technological contribution contract. Administrative and selling expenses consist of personnel and general expenses.

MARKET RISK

The Company's principal business is linked to the results of the subsidiary Aguas Andinas, so the relevant risk for our company is determined by the relevant risk of that company which is described in the financial reports of that company.

Balance Sheet

The composition of the assets and liabilities is as follows:

Assets	2006 Ch$ millions	2005 Ch$ millions	Change %
Current assets	1,898	2,925	(35.11)
Fixed assets (net)	15	-	100.00
Other assets	470,057	501,650	(6.30)

Current assets are Ch$1,027 million below the year before mainly due the reduction in cash and cash equivalents of Ch$734 million and the reduction in notes and accounts receivable from related companies of Ch$291 million.

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS

Reasoned Analysis

For the years ended December 31, 2006 and 2005

There was a fall of Ch$31,593 million in Other assets, the main changes being the reduction in goodwill of Ch$27,720 million and in investments in related companies of Ch$3,819 million following the sale of a 1.1% holding, partially offset by an increase in net income, in the subsidiary Aguas Andinas.

Liabilities	2006 ChS millions	2005 ChS millions	Change %
Current liabilities	1,133	1,934	(41.42)
Long-term liabilities	161	174	(7.47)
[illegible]	[illegible]	[illegible]	[illegible]
Shareholders' equity	470,675	502,467	(6.33)
[illegible]	[illegible]	[illegible]	[illegible]

Current liabilities declined by Ch$801 million, mainly the reduction in accounts payable to related companies of Ch$597 million and in income tax of Ch$190 million.

Long-term liabilities fell by Ch$13 million, due to the item long-term deferred taxes.

The shareholders' equity reduced by Ch$31,792 million, mainly due to the combination of the following: capital reduction of Ch$34,245 million, increase in interim dividends of Ch$2,713 million and increase in net income for the year of Ch$5,155 million.

Financial indicators

Indicators	Unit	2006	2005	Change %
Liquidity				
Current ratio	(times)	1.68	1.51	10.76
Acid test	(times)	0.65	0.76	(14.48)
Debt				
Debt ratio	(%)	0.27	0.42	(34.47)
Short-term debt	(%)	87.56	91.75	(4.56)
Long-term debt	(%)	12.44	8.25	50.73
Financial expense coverage	(times)	3,232.00	5,896.00	(45.18)
Profitability				
Return on equity (average)	(%)	4.65	3.31	40.35
Return on assets (average)	(%)	4.63	3.30	40.35
Earnings per share	($)	22.62	17.46	29.52
Dividend yield	(%)	3.08	9.57	(67.84)

Current liabilities declined by 41.42% and current assets by only 35.11%, thus increasing the Company's current ratio by 10.76% over 2005. Current liabilities declined mainly due to accounts payable to related companies and income tax.

The overall debt ratio declined by 34.47% due to the 38.61% fall in total liabilities compared with just a 6.33% fall in shareholders' equity.

The average return on equity improved by 40.35%, mainly because of the increase in earnings per share, compared to 29.52% the year before and the reduction in average equity following the Company's capital reductions.

The dividend yield declined by 67.84% because of the 51.17% fall in dividends paid and the 51.81% increase in the share price.

INVERSIONES AGUAS METROPOLITANAS

Reasoned Analysis

For the years ended December 31, 2006 and 2005

STATEMENT OF INCOME

The following table shows the more important items in the statement of income:

	2006 Ch$ millions	2005 Ch$ millions	Change %
Statement of Income			
Sales	3,270	4,684	(30.19)
Cost of sales	(2,998)	(4,276)	(29.89)
Admin. & selling expenses	(617)	(430)	43.49
Operating income	(345)	(23)	(1,400.00)
Non-operating result	22,962	17,708	29.67
Net income for the year	22,618	17,463	29.52
Financial expenses	(7)	(3)	133.33
EBITDA	22,626	17,689	27.91

(EBITDA = income before tax, depreciation, amortization & interest)

Sales:
Inversiones Aguas Metropolitanas S.A. obtained Ch$3.270 million of sales in 2006, Ch$1,414 million (30.19%) below the level of 2005, due to reduced invoicing under the technical services contract.

Cost of Sales:
The operating costs of Inversiones Aguas Metropolitanas S.A. were Ch$3,615 million, Ch$1,091 million less than in 2005. This is explained by:
The cost of sales reduced by Ch$1,278 million (29.89%) to Ch$2,998 million, compared to Ch$4,276 million the previous year, explained by the reduced invoicing under the technical services contract.
Administrative and selling expenses increased by Ch$187 million (43.49%) to Ch$617 million, compared to Ch$430 million in 2005, basically explained by higher consultancy and general expenses.

Operating income
The operating result of Inversiones Aguas Metropolitanas was thus negative in 2006, amounting to Ch$(345) milion, representing a reduction of Ch$322 million compared to 2005.

Non-operating result
The non-operating result of Inversiones Aguas Metropolitanas was Ch$22,962 million, Ch$ 5,254 million higher than that of the year before The principal changes are the increase in the equity in investments in related companies of Ch$3,010 million (7.58% higher) due to the greater accumulated earnings of the subsidiary Aguas Andinas S.A. and the increase in other non-operating income of Ch$1,563 million, mainly generated by the sale of the 1.1% shareholding in Aguas Andinas S.A.

Income tax
The provision for income tax in 2006 was Ch$223 million below the year before inferior as a result of a lower tax charge (arising from the offsetting of tax losses).

Net income for the year
Because of the factors mentioned above, the net income of Inversiones Aguas Metropolitanas S.A. for the year ended December 31, 2006 amounted to Ch$22,618 million, Ch$5,155 million more than in 2005.

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS

Reasoned Analysis

For the years ended December 31, 2006 and 2005

DIRECT STATEMENT OF CASH FLOWS

	2006 Ch$ millions	2005 Ch$ millions	Change %
Operating activities	39,602	45,594	(13.14)
Financing activities	(52,552)	(67,001)	(21.57)
Investment activities	12,393	22,309	(44.45)
Net cash flow for year	(557)	902	(161.75)
Effect inflation in year	(177)	(41)	331.71
Change in cash	(734)	862	(185.15)
Opening cash balance	1,471	610	141.15
[illegible]	[illegible]	[illegible]	[illegible]

As of December 31, 2006, there was a reduced operating cash flow of Ch$5,992 million compared to the previous year, the main changes being the reduction in dividends and other distributions received of Ch$3,215 million, VAT and similar payments of Ch$1,483 million, collections of trade accounts receivables of Ch$1,223 million, other income received of Ch$519 million and income tax paid of Ch$250 million. This was partly offset by the increase in payments to suppliers of Ch$437 million and in financial income received of Ch$206 million.

Financing cash flow improved by Ch$ 14,449 million compared to 2005 due the reduction in dividend payments of Ch$ 22,635 million offset by an increase in capital distributions of Ch$ 8,186 million.

The investment cash flow declined by Ch$9,916 million compared to 2005, mainly due to the reduction in the collection of other loans to related companies of Ch$55,929 million, offset by the reduction in other loans to related companies of Ch$33,619 million and the increase in sales of permanent investments of Ch$12,410 million.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value and the book value of the assets, except for investments in shares quoted on stock exchanges which are valued at their proportional equity value which, in some cases, differs significantly from their market value.

File No. 82-35046

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

157 Independent Accountants' Report

158 Consolidated Balance Sheets

160 Consolidated Statement of Income

161 Consolidated Statements of Cash Flows

163 Notes to the Consolidated Financial Statements

201 Significant Events

206 Reasoned Analysis

File No. 82-35046

Independent Accountants' Report

Deloitte.

To the Shareholders and Directors,
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying consolidated balance sheets of Inversiones Aguas Metropolitanas S.A. the Company and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income and of cash flows for the years then ended. These consolidated financial statements (including the related notes) are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying reasoned analysis and significant events do not form an integral part of these financial statements, therefore our report does not cover them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and cash flows for the years then ended, in accordance with the accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers.

January 30, 2007

Amelia Hernández H.
RUT : 7.015.085-9

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Consolidated Balance Sheets

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Assets	2006 ThCh$	2005 ThCh$
Current		
Cash and banks	131,710	424,869
Time deposits	-	409,249
Marketable securities (net)	548,473	2,188,078
Trade accounts receivable (net)	42,903,319	37,288,201
Notes receivable (net)	3,572,551	1,622,341
Sundry debtors (net)	191,637	6,482,461
Notes and accounts receivable from related companies	40,642	22,388
Inventories (net)	1,664,009	952,257
Recoverable taxes	328,556	465,467
Prepaid expenses	276,044	480,009
Deferred taxes	1,059,604	801,653
Other current assets	1,931,252	22,642,453
[illegible]	[illegible]	[illegible]
Fixed assets		
Land	35,790,440	34,064,587
Buildings and infrastructure	999,585,748	983,601,218
Machinery and equipment	117,753,471	112,219,895
Other fixed assets	20,407,547	20,099,280
Incremental value fixed assets appraisal	4,893,914	4,918,576
Accumulated depreciation	(574,309,283)	(551,053,153)
[illegible]	[illegible]	[illegible]
Other assets		
Goodwill	329,339,208	361,110,196
Negative goodwill	(1,033)	(1,102)
Long-term debtors	8,640,240	8,561,464
Intangible assets	43,809,400	43,425,671
Accumulated amortization	(7,662,525)	(6,556,154)
Others	14,493,305	9,861,481
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

158

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

Liabilities and shareholders' equity	2006 ThCh$	2005 ThCh$
Current		
Borrowings from banks	18,031,799	20,671,402
Borrowings from banks, current portion of long-term	14,317,270	6,609,601
Bonds payable, current portion	13,486,530	107,715,756
Accounts payable	14,986,904	18,329,874
Notes payable	438,138	1,259,641
Sundry creditors	1,242,092	1,372,452
Notes and accounts payable to related companies	1,659,009	3,970,177
Accruals	17,991,330	15,982,916
Withholdings	7,475,625	6,832,533
Income taxes	213,021	1,898,852
Unearned income	2,034,599	1,490,262
Other current liabilities	3,688	11,878
[illegible]	[illegible]	[illegible]
Long term		
Borrowings from banks and financial institutions	50,020,000	63,472,167
Bonds payable	191,615,161	112,254,779
Notes payable	31,675,436	25,995,941
Sundry creditors	1,060,746	1,630,705
Accruals	8,931,381	8,038,017
Deferred taxes	3,677,832	2,870,616
Other long-term liabilities	740,775	809,461
[illegible]	[illegible]	[illegible]
Minority interest	195,111,772	190,347,376
Shareholders' equity		
Paid-in capital	461,826,633	496,075,120
Other reserves	3,028	-
Retained earnings	303,944	291,888
Net income for the year	22,617,984	17,463,165
Interim dividends	(14,076,468)	(11,363,194)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Consolidated Statement of Income

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Operating income		
Sales	232,143,012	219,623,370
Cost of sales	(91,597,017)	(88,081,539)
[illegible]	[illegible]	[illegible]
Administrative and selling expenses	(28,019,126)	(27,930,857)
[illegible]	[illegible]	[illegible]
Non-operating income (expenses)		
Financial income	5,014,967	5,654,714
Other non-operating income	7,601,753	5,992,133
Amortization of goodwill	(25,538,678)	(26,006,623)
Financial expenses	(16,571;533)	(18,115,670)
Other non-operating expenses	(2,036,901)	(570,402)
Price-level restatement	1,581,053	1,705,288
Foreing exchange gain	60,763	18,128
[illegible]	[illegible]	[illegible]
Income before income taxes	82,638,293	72,288,542
Income taxes	(18,109,662)	(16,987,370)
Minority interest	(41,910,716)	(37,838,076)
Amortization negative goodwill	69	69
Net income for the year	22,617,984	17,463,165

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Net cash flows from operating activities		
Collection of trade accounts receivable	274,583,240	261,720,246
Financial income received	978,080	1,058,980
Other income received	2,384,778	3,343,778
Payments to suppliers & personnel	(96,825,474)	(94,387,701)
Interest paid	(13,949,099)	(14,168,176)
Income tax paid	(18,313,400)	(14,276,783)
Other expenses paid	(656,720)	(587,624)
V.A.T. and other similar payments	(30.392.448)	(26.490.470)
[illegible]	[illegible]	[illegible]
Net cash flows from financing activities		
Loans drawn	94.076,470	74,631,486
Bonds issued	4,451,906	29,475,742
Other sources of financing	16,451,226	16,101,560
Dividends paid	(18,639,918)	(41,275,131)
Capital distribution	(33,912,345)	(25,726,043)
Repayment of loans	(101,002,716)	(54,374,360)
Repayment of bonds	(16,988,282)	(61,879,894)
Payment of bond issue and placement expenses	(358,026)	-
Other financing disbursements	(51,468,442)	(58,367,061)
[illegible]	[illegible]	[illegible]
Net cash flows from investment activities		
Proceeds from sales of fixed assets	119,868	1,719,667
Proceeds from sales of permanent investments	12,411,178	219
Sales of other investments		(1)
Collection of other loans to related companies	-	55,928,633
Other investment income	-	(208)
Purchases of fixed assets	(44,787,775)	(33,509,205)
Payment of capitalized interest	(834,077)	(699,108)
Permanent investments	-	(33,619,488)
Other investment disbursements	(28,597)	(980,207)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Effect of inflation on cash and cash equivalents	(539,676)	(1,044,066)
[illegible]	[illegible]	[illegible]
Cash and cash equivalents at beginning of the year	24,518,603	41,923,818
[illegible]	[illegible]	[illegible]

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Reconciliation of net income for the year to net cash flows provided by operatingactivities	2006 ThCh$	2005 ThCh$
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Gain on sale of fixed assets	(1,177,968)	(1,617,799)
Gain on sale of investments	(1,558,767)	-
Charges (credits) to income not representing cash flows		
Depreciation for the year	34,354,742	33,679,312
Amortization of intangible assets	1,091,584	1,076,982
Write-offs and accruals	1,280,966	1,442,221
Amortization of goodwill	25,538,678	26,006,623
Amortization of negative goodwill	(69)	(69)
Price-level restatements, net	(1,581,053)	(1,705,288)
Foreign exchange differences, net	(60,763)	(18,128)
Other credits to income not representing cash flows	(3,234,474)	(2,943,248)
Other charges to income not representing cash flows	2,812,214	2,707,859
[illegible]	[illegible]	[illegible]
Changes in assets affecting operating cash flows (increases) decreases		
Trade accounts receivable	(5,750,326)	(3,158,289)
Inventories	(623,742)	348,401
Other assets	(1,364,061)	(1,085,696)
[illegible]	[illegible]	[illegible]
Changes in liabilities affecting operating cash flows increases (decreases)		
Accounts payable related to operating income	(1,040,367)	(4,781,001)
Interest payable	1,202,130	948,213
Income tax payable (net)	(888,696)	2,374,681
Other accounts payable related to non-operating result	2,439,631	3,356,152
V.A.T. and similar payments (net)	1,840,598	4,280,083
[illegible]	[illegible]	[illegible]
Income of the minority interest	41,910,716	37,838,076
[illegible]	[illegible]	[illegible]

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

1.- REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402 respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2.- SUMMARY OF SIGNIFICANT APPLIED POLICIES

a) Accounting period

These financial statements cover to the years between January 1 and December 31, 2006 and 2005 respectively.

b) Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, issued by the Chilean Institute of Accountant and with standards of the Superintendency of Securities and Insurance.
In the event of differences between the accounting principles generally accepted in Chile, as issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the later prevail.

c) Basis of presentation

For comparison purposes, the financial statements at December 31, 2005 and their respective notes have been restated by 2.1%.
This percentage corresponds to the variation in the consumer price index during the last twelve months of 2006, with a one-month time lag.
For comparison purposes, re-classifications were made to some items of the financial statements of 2005.

d) Basis of consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions made between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

The following are the companies included in consolidation

TAX	Company name	Interest 2006 Direct %	Interest 2006 Indirect %	Interest 2006 Total %	Interest 2005 Total %
61.808.000-5	Aguas Andinas S.A.	50.1023	0.0000	50.1023	51.202
80.311.300-9	Aguas Cordillera S.A.	0.0000	99.9999	99.9999	99.9999
96.945.210-3	Ecoriles S.A.	0.0000	100.0000	100.0000	100.0000
96.828.120-8	Gestión y Servcios S.A.	0.0000	100.0000	100.0000	100.0000
96.568.220-1	Agua Los Dominicos S.A.	0.0000	99.9871	99.9871	99.9497
96.967.550-1	Análisis Ambientales S.A.	0.0000	100.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi II S.A.	0.0000	99.9900	99.9900	100.0000
89.221.000-4	Aguas Manquehue S.A.	0.0000	100.0000	100.0000	100.0000
87.538.200-4	Hidráulica Manquehue Ltda.	0.0000	0.0000	0.0000	100.0000

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

e) Price-level restatement

The consolidated financial statements have been restated by 2.1% in 2006 and 3.6% in 2005 to reflect the effects of variations in the purchasing power of the local currency during each year, in accordance with accounting principles generally accepted in Chile.

Income statement balances were also restated to express them at year-end values.

f) Basis of currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates prevailing at each year-end, at which are as follows:

	2006 Ch$	2005 Ch$
United States dollar	532,39	512,50
Unidad de Fomento	18,336,38	17,974,81
Euro	702,08	606,08

g) Time deposits

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the year.

h) Marketable securities

Marketable securities relate to investments in mutual funds units made by the companies. These are shown at their redemption value at the closing date of these financial statements.

i) Inventories

Materials are shown at their restated cost which does not exceed their respective replacement costs at each year-end.

There is an allowance for obsolescence for disposable items remaining in stock for more than one year without movement.

j) Allowance of doubtful accounts

The estimate of doubtful accounts depends on the age of the accounts receivable and the recovery record, as follows:

- For Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. a 100% accruals is made for customers with debts past-due for over 8 months.
- For Aguas Andinas S.A. and Aguas Cordillera S.A., a accruals of 20% of consumption debts converted into repayment plans is established for cases classified as "non-government subsidized". For cases classified as "government subsidized" customers, a accruals of 40% is made. In the case of the other subsidiaries, a provision of 20% of the agreed repayment is made.
- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% accruals is made for customer debts with more than 120 days past due.
- A 100% accruals is made for past-due notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal performed in 1977, both restated.

The Company and its other subsidiaries record their fixed assets at restated cost.

The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Work in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin N° 31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable expenses are also included in the cost of some works.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m) Leased assets

Leasing contracts classified as financial leases are recorded in accordance with Technical Bulletin N°.22 of the Chilean Institute of Accountants.
Leased assets are valued and depreciated in the same way as the rest of the fixed assets.
Assets acquired under lease agreements are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company can not freely dispose of them.

n) Intangible assets

Water rights, rights of way and other rights are shown at their restated cost, net of amortization, in accordance with Technical Bulletin N°.55 of the Chilean Institute of Accountants.
Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the investment. equity value in Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity value on the purchase of shares in Aguas Manquehue S.A. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition, the estimated period of return on the investment.

p) Operations under resale agreements.

Acquisitions of securities under resale agreements are valued as fixed-income investments and are shown in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

The obligation for the placement of bonds issued by the companies on the domestic market are shown at their nominal value plus indexation adjustments and interest accrued to the year-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.
The costs of the placement of bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995 were charged to income in the respective years.

r) Income and deferred taxes

The Company and its subsidiaries have provided for income taxes on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin N°.60 and other instructions issued the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loses carried-forward and other events that create differences between the financial and tax basis. Some of the subsidiaries recorded these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

s) Derivative contracts

The Company has signed cross currency exchange forward with financial institutions. These contracts were defined as cover for existing entries and have been contracted and assigned as hedge instruments against changes in the exchange rate and are shown in accordance with Technical Bulletin 57 of the Chilean Institute of Accountants.

t) Severance payments

For Aguas Andinas S.A., in August 2006, and Aguas Cordillera S.A. and Aguas Los Dominicos S.A. in December 2006 and January 2007, new collective contracts came into force whose clauses referring to severance payments state that this will be paid as indicated in the Labor Code, while the amount accrued by the workers to July 2002, December 2002 and January 2003 respectively remained fixed and is adjusted quarterly in line with the consumer price index. The contract for Aguas Andinas S.A. also established that workers who retire from the company within 120 days of having reached the legal retirement age, will continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the contracts mentioned state that workers who retire from the company on reaching the retirement age, shall continue to accrue this benefit from November and December 2002 respectively.

The obligation of the Company for the accrued indemnity for workers up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to the workers who retire from the company is provided for at its present value, calculated according to the accrued cost of the benefit method and at an annual discount rate of 4.8%.

There are also individual contracts which are shown at their present value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These, restated, will be deducted from the final settlement, as stated in the respective contracts.

u) Sales

The Company's business sales relate to technological services and are accounted for on an accrual basis.

The sales of the sanitation subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year period. Consumption read but not billed at the year-end is also shown valued at the tariff charge for each invoicing group.

v) Computer software

It corresponds to software acquired as computer packages and is shown in Other fixed assets. Computer software is amortized accordance with Circular 981 of the Superintendency of Securities and Insurance.

w) Research and development expenses

Expenses incurred in research and development project studies which are not deemed viable, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding works.

x) Statement of cash flows

The Company and is subsidiaries consider as cash and cash equivalents the balances held in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the statement of income.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

3.- ACCOUNTING CHANGES

There have been no accounting changes that should be mentioned during the years ended December 31, 2006 and 2005.

4.- SHORT AND LONG-TERM DEBTORS

Trade accounts receivable relate to billings for water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.
The balance of trade accounts receivable includes an allowance for revenue accrued as at December 31, 2006 and 2005 of ThCh$13,980,580 and ThCh$13,811,405 respectively, corresponding to unbilled meter readings at the end of each year.
The debtors balance at December 31, 2006 of Aguas Andinas S.A. is split into residential 80.40%, commercial 16.43%, industrial and others 3.17%, compared to residential 80.13%, commercial 16.72%, industrial and others 3.15% at December 31, 2005.
For Aguas Cordillera S.A. the split is residential 81.48%, commercial 18.25%, industrial and others 0.27%, compared to residential 82.38%, commercial 17.33%, industrial and others 0.29% at December 2005.
For Aguas Los Dominicos S.A., the split is residential 88.43%, commercial 11.53%, industrial and others 0.04%, compared to residential 87.42%, commercial 12.54%, industrial and others 0.04% in 2005.
For Aguas Manquehue S.A., the split is residential 71.10%, commercial 28.47%, industrial and others 0.43%, compared to residential 69.76%, commercial 30.23%, industrial and others 0.01% in 2005.
The subsidiaries have set up allowances for doubtful accounts as follows:

a) An allowance for doubtful accounts, as explained in Note 2 j), amounting to ThCh$12,073,946 and ThCh$12,244,173 respectively as at December 31, 2006 and 2005. Of these allowances at December 31, 2006 and 2005, ThCh$929,061 and ThCh$453,623 respectively were charged to income for the year, and debts of ThCh$214,947 and ThCh$12,371 respectively were written off.

b) Allowances for repayment plans relate to agreements for the repayment of debts signed with customers of Aguas Andinas S.A. and Aguas Cordillera S.A., by which they can obtain a commercial discount if they fully comply with the agreement. This allowance is ThCh$2,825,858 and the credit to income at December 31, 2006 was ThCh$482,308 (ThCh$2,396,116 at December 31, 2005 and a charge to income for that year of ThCh$541,980).
Notes receivable comprise mainly promissory notes signed by customers as a result of agreements with property developers.
The balance of short-term sundry debtors relates mainly to agreements for collections to be made against credit cards and receivables from personnel as of December 31, 2006; also, as of December 31, 2005, these were mainly funds accumulated to meet the advanced redemption of all bonds Series B and E and the payment at maturity of the bonds Series C.
The long-term debtors mainly correspond to agreements signed with property developers and advances against severance payments, as indicated in Note 2 t), and trade accounts receivable net of their allowances.

Current

Item	Up to 90 days		90 days 1 year			Total current (net)		Long term	
	2006 ThCh$	2005 ThCh$	2006 ThCh$	2004 ThCh$	Subtotal ThCh$	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
Trade accounts receivable	42,340,036	36,433,862	3,169,785	2,699,555	45,509,821	42,903,319	37,288,201	898,720	815,096
Allowance of doubtful accounts	-	-	-	-	2,606,502	-	-	-	
Notes receivable	2,627,486	1,168,128	1,224,625	643,424	3,852,111	3,572,551	1,622,341	310,775	173,674
Allowance of doubtful accounts	-	-	-	-	279,560	-	-	-	
Sundry debtors	147,272	6,443,916	82,744	87,277	230,016	191,637	6,482,461	7,430,745	7,572,694
Allowance of doubtful accounts	-	-	-	-	38,379	-	-	-	-

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

5.- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable

Tax No	Company	Short term 2006 ThCh$	Short term 2005 ThCh$	Long term 2006 ThCh$	Long term 2005 ThCh$
96.703.230-1	Aguas Décimas S.A.	-	6,133	-	-
59.066.560-6	Degrémont S.A. Agencia en Chile	37,489	12,977	-	-
96.864.190-5	Brisaguas S.A.	449	517	-	-
77.030.800-3	Constructora ACSA Ltda.	637	650	-	-
59.094.680-K	Aguas de Levante S.A.	2,067	2,111	-	-
[illegible]		[illegible]	[illegible]		

The accounts receivable from Aguas Décima S.A., Degrémont S.A. Agencia en Chile and Brisaguas S.A. related to chemical and bacteriological analysis laboratory services, payable at 30 days without interest.
The accounts receivable from Constructora Acsa Ltda. and Aguas de Levante S.A. relate to the sale of materials, payable at 30 days without interest.

Accounts payable

Tax N°	Company	Short term 2006 ThCh$	Short term 2005 ThCh$	Long term 2006 ThCh$	Long term 2005 ThCh$
1-9	Sociedad General Aguas de Barcelona S.A.	928,999	1,052,536	-	-
59.066.560-6	Degrémont S.A. Agencia en Chile	636,420	1,772,655	-	-
59.094.680-k	Aguas de Levante S.A.	70,039	587,244	-	-
59.096.940-0	Acsa Agbar Construcción S.A.	-	66,467	-	-
96.864.190-5	Brisaguas S.A.	15,245	18,083	-	-
96.847.530-4	Omnilogic Telecomunicaciones Chile	5,343	845	-	-
1-9	Suez Lyonnaise des Eaux	-	472,347	-	-
59.109.940-k	Norcontrol S.A. Agencia en Chile	2,963	-	-	-
[illegible]		[illegible]	[illegible]		

There has been a services contract in euros since 2001 with Sociedad General Aguas de Barcelona S.A. which has a term of 5 years with monthly invoicing and payment at 63 days without interest.
A public tender process awarded the construction of the La Farfana sewage treatment plant, and its operation, to Empresa Degrémont S.A. Agencia en Chile. The construction was on a turnkey basis with a performance guarantee. Payments under this contract are expressed in Unidades de Fomento, the construction was completed in September 2003 and payments for the operating of plant began in October 2003.
The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.
The debt with Acsa Agbar Construcción S.A. relates to withholdings made from payments under a tube renewal contract.
The debt with Brisaguas S.A. relates to collections paid under contract.
The debt with Omnilogic Telecomunicaciones Chile S.A. relates to maintenance services for radio-communication and transmission networks, payable at 30 days.
The debt with Norcontrol S.A. Agencia Chile relates to quality-control services, payable at 30 days.
The account payable to Suez Lyonnaise des Eaux in 2005 related to a services contract in euros, with monthly invoicing and payments at 63 days without interest.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Transactions with related entities

Company	Tax No.	Relationship	Transaction	2006 Amount ThCh$	2006 Effect on results (charge / credit) ThCh$	2005 Amount ThCh$	2005 Effect on results (charge / credit) ThCh$
Aguas de Levante S.A.	59.094.680-K	Related	Purchase of materials	1,307,869	(1,244,902)	1,992,468	(1,927,535)
Degrémont S.A. Agencia en Chile	59.066.560-6	Related	Plant operation	4,402,633	(4,402,633)	2,727,709	(2,727,709)
		Related	Plant construction	1,528,361	-	5,662,310	-
CORFO	60.706.000-2	Related	Dividends paid	28,952,238	-	29,972,847	-
Degrémont S.A. Agencia en Chile	59.066.560-6	Related	Laboratory service	49,050	49,050	-	-
Omnilogic Telecomunicaciones Chile S.A.	96.847.530-4	Related	Network maintenance	69,955	(69,955)	-	-
Degrémont Ltda.	77.441.870-9	Related	Sludge automation	775,997	-	-	-
Sociedad General Aguas de Barcelona S.A.	1-9	Indirect	Consultancy received	2,575,104	(2,575,104)	3,440,723	(3,440,723)
Suez Lyonnaise des Eaux	1-9	Indirect	Consultancy received	353,028	(353,028)	765,557	(765,557)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	IAM capital reduction	19,023,203	-	20,084,367	-
		Parent	Profit distribution	11,380,788	-	32,345,929	-
		Parent	Collection of loans	-	-	37,205,985	-
Ondeo Services Chile S.A.	96.885.200-0	Parent	Capital reduction	-	-	4,989,750	-
		Parent	Profit distribution	-	-	8,036,005	-
		Parent	Loans granted	-	-	6,501,728	-
		Parent	Collection of loans	-	-	17,304,887	-

6.- INCOME TAX AND DEFERRED TAXES

At December 31, 2006 and 2005, the detail of taxable income and other concepts is as follows:

	2006 ThCh$	2005 ThCh$
a) Taxable income	102,931,487	103,699,497
b) Fut balance (unremithed earnings)	103,513,260	80,141,047
c) 15% credit for shareholders	247,929	249,422
16% credit for shareholders	289,104	353,475
16.5% credit for shareholders	813,433	808,942
17% credit for shareholders	16,097,479	11,599,165
d) Tax loss *	(70,239)	-

*The tax losses relate to the Parent and its subsidiary Comercial ORBI II S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Deferred taxes

Concept	2006				2005			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term M$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Allowance doubtful accounts	497,156	1,555,416	-	-	354,137	1,727,373	-	-
Unearned income	300,662	24,730	-	-	220,245	74,660	-	-
Accruals for vacations	151,281	106,457	-	-	158,533	109,835	-	-
Leased assets	-	-	43,989	51,925	-	-	99,099	5,089
Depreciation fixed assets	-	453,868	-	5,448,897	-	306,424	-	4,763,998
Severance indemnities	27,752	157,527	-	-	85,513	17,469	-	-
Other events		676,505	2,507	22,631	2,543	92,399	10,869	-
Accruals profit sharing	6,012	-	-	-	-	-	21	-
Investment expenses related companies	-	-	13,668	244,996	-	-	13,668	266,795
Software		-	-	95,739	-	-		130,965
Discount on placement of bonds	-	-	226,031	1,854,813	-	-	190,035	1,324,884
Tax loss	2,240	-		-	-	-	-	-
Litigation	13,095	470,887	-	-	12,089	673,051	-	-
Obsolescence on fixed assets	-	9,977	-	-	-	10,187	-	-
Deferred expenses	-	-	21,934	68,754	-	-	11,929	90,388
Water rights	-	37,990	-	-	-	37,990	-	-
AFR KWH	3,016	-	-	-	3,081	-	-	-
Loss on disposal of assets	36,367	-	-	-	37,130	-	-	-
Accruals repayment plans	332,392	148,004	-	-	254,003	153,337	-	-
Others								
Complementary accounts-net of amortization	-	-	-	(468,562)	-	-	-	(508,778)
Accruals for valuation	(2,240)	-	-	-	-	-	-	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Income tax

	2006 ThCh$	2005 ThCh$
Current tax charge (tax provision)	(17,498,353)	(17,628,915)
Adjustment from prior year	(34,072)	(57,953)
Deferred taxes for year	(509,049)	766,199
Tax benefit from tax losses	11,940	-
Effect of amortization of complementary deferred tax asset and liability accounts	(40,216)	(39,429)
Effect on assets or liabilities of deferred tax	(2,240)	625
Other charges or credits	(37,672)	(27,897)
[illegible]	[illegible]	[illegible]

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

7.- OTHER CURRENT ASSETS

The detail is as follows:

	2006 ThCh$	2005 ThCh$
Instruments of Central Bank of Chile (Note 8)	598,171	21,496,407
Discount on bond placement	1,329,593	1,117,852
Others	3,488	28,194
[illegible]	[illegible]	[illegible]

8.- INFORMATION ON SECURITIES ACQUIRED UNDER RESALE AGREEMENTS

The detail of securities acquired under resale agreements as of December 31, 2006 is as follows:

Code	Dates		Counterparty	Original Currency	Subscription value ThCh$	Rate	Final value ThCh$	Identification of instrument	Market value ThCh$
	Start	Expiry							
CRV	29-12-2006	05-01-2006	Banco Crédito e Inversiones	Ch$	598,000	5.16	598,600	BCCH	598,171

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

9.- FIXED ASSETS

The composition is as follows:

	2006 ThCh$	2005 ThCh$
Land	**35,790,440**	**34,064,587**
Land	35,790,440	34,064,587
Buildings and infrastructure	**498,384,087**	**497,341,589**
Gross value	999,585,748	983,601,218
Accumulated depreciation	(501,201,661)	(486,259,629)
Machinery and equipment	**60,829,101**	**64,946,869**
Gross value	117,753,471	112,219,895
Accumulated depreciation	(56,924,370)	(47,273,026)
Other fixed assets	**4,602,275**	**3,034,642**
Gross value	20,407,547	20,099,280
Accumulated depreciation	(15,805,272)	(17,064,638)
Incremental value technical appraisal, net	**4,515,934**	**4,462,716**
Land	5,517,498	5,517,498
Distribution networks	1,463,588	1,494,124
Accumulated depreciation	(1,459,566)	(1,489,851)
Collector drains	(372,386)	(372,386)
Accumulated depreciation	263,497	252,167
Civil works	(1,274,632)	(1,275,050)
Accumulated depreciation	419,147	399,379
Machinery and equipment	(440,154)	(445,610)
Accumulated depreciation	398,942	382,445
[illegible]	[illegible]	[illegible]

172

Depreciation for the year

The charge for depreciation of fixed assets as of December 31, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Depreciation in:		
Cost of sales	31,815,243	30,974,755
Administrative and selling expenses	2,539,499	2,704,557
[illegible]	[illegible]	[illegible]

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Andinas S.A. has seventy plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life and are therefore shown valued at Ch$1 even though they are still in operation.

Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law 70 of 1988 of the Ministry of Public Works and by the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 33.

In 1989, and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains a physical control over those assets, but the calculation of the price-level restatements and depreciation of these assets do not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

Lease contracts

For Aguas Andinas S.A., assets under financial leases were acquired from GTD Telesat S.A. and shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$57,345.

For Aguas Cordillera S.A., the assets under financial leases were acquired from Teletronic S.A. and shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$15,930.

10.- GOODWILL AND NEGATIVE GOODWILL

The extraordinary shareholders meeting of Aguas Manquehue S.A. held on November 10, 2006 agrred to the merger by incorporation of Hidráulica Manquehue Ltda. into Aguas Manquehue S.A., following which the negative goodwill in Hidráulica Manquehue Ltda. became negative goodwill in Aguas Manquehue S.A.

As of December 31, 2006 and 2005, the balances of this account represent the difference between the acquisition value and the proportional investment equity value, as follows:

Goodwill

		2006		2005	
Tax Nº	Company	Amortization for the year ThCh$	Balance goodwill ThCh$	Amortization for the year ThCh$	Balance goodwill ThCh$
61.800.000-5	Aguas Andinas S.A.	21,486,342	274,154,471	21,954,506	301,874,455
80.311.300-9	Aguas Cordilleras S.A.	3,834,766	52,088,900	3,834,766	55,923,666
96.809.310-K	Comercial Orbi II S.A.	217,352	3,094,722	217,351	3,312,075
96.568.220-1	Aguas Los Dominicos S.A.	218	1,115	-	-
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]

Negative goodwill

		2006		2005	
Tax Nº	Company	Amortization for the year ThCh$	Balance nagative goodwill ThCh$	Amortization for the year ThCh$	Balance nagative goodwill ThCh$
89.221.000-4	Aguas Manquehue S.A	69	1,033	69	1,102
[illegible]		[illegible]	[illegible]	[illegible]	[illegible]

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

11.- INTANGIBLE ASSETS

The balances as of December 31, 2006 and 2005 of the restated costs of intangible assets (Note 2 n) are as follows:

Item	2006 ThCh$	2005 ThCh$
Water rights	20,882,671	20,726,627
Leased water rights (1)	539,849	539,849
Rights of way	15,487,307	15,273,161
Other rights (2)	6,886,034	6,886,034
Usufruct rights (3)	13,539	-
[illegible]	[illegible]	[illegible]
Accumulated amortization water rights	(4,003,261)	(3,468,561)
Accumulated amortization leasing (1)	(39,053)	(25,270)
Accumulated amortization rights of way	(2,845,532)	(2,459,795)
Accumulated amortization other rights (2)	(774,679)	(602,528)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

Amortization for the year charges to cost of sales

[illegible]	2006 ThCh$	2005 ThCh$
Water rights	519,914	507,143
Leased water rights	13,783	13,784
Rights of way	385,736	381,436
Other rights	172,151	174,619
[illegible]	[illegible]	[illegible]

(1) The rights to the use of water acquired under the financial leasing agreement signed on March 14, 2003 for a period of 48 months were registered as Intangible assets.
(2) Relate to the purchase of gratuitous rights to water consumption from the Municipality of Santiago, which are being amortized over 40 years.
(3) In October 2006 Aguas Andinas S.A. acquired 1 share in Comercial Orbi II S.A. from Aguas Cordillera S.A., in usufruct.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of groundwater supplies from various wells located in the Metropolitan Region for which the sanitation subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

12.- OTHER ASSETS

The detail of these is as follows:

	2006 ThCh$	2005 ThCh$
Discount on bonds placement and issuance costs (Note 23)	10,910,664	7,793,439
Advances purchases fixed and intangible assets	1,012,023	844,810
Prepaid expenses	407,234	467,868
Deferred charges	740,658	93,162
Refund reimbursable KW/H contributions	262,358	303,150
Unused assets	954,719	167,246
Others	205,649	191,806
[illegible]	[illegible]	[illegible]

13.- BORROWINGS FROM BANKS AT SHORT TERM

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

Short-term

Tax N°	Bank	U.F. 2006 ThCh$	U.F. 2005 ThCh$	Non-indexed Ch$ 2006 ThCh$	Non-indexed Ch$ 2005 ThCh$	Total 2006 ThCh$	Total 2005 ThCh$
97.036.000-K	Banco Santander - Santiago	-	-	-	16,510	-	16,510
97.004.000-5	Banco de Chile		10,395,306	1,838,745	10,259,586	1,838,745	20,654,892
97.032.000-8	Banco BBVA	-	-	7,718,820	-	7,718,820	-
97.023.000-9	Banco Corpbanca	-	-	4,469,014	-	4,469,014	-
97.006.000-6	Banco BCI	-	-	4,005,220	-	4,005,220	-
	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Principal outstanding		10,369,038	17,971,553	10,210,000	17,971,553	20,579,038
	Average annual interest rate	-	0.95%	5.37%	5.64%	-	-

Long-term

Tax N°	Bank	U.F. 2006 ThCh$	U.F. 2005 ThCh$	Non-indexed Ch$ 2006 ThCh$	Non-indexed Ch$ 2005 ThCh$	Total 2006 ThCh$	Total 2005 ThCh$
97.006.000-6	Banco BCI	-	211,781	-	-	-	211,781
97.004.000-5	Banco de Chile	-	-	1,943,066	1,992,539	1,943,066	1,992,539
97.036.000-K	Banco Santander - Santiago	-	-	4,163,528	92,918	4,163,528	92,918
97.032.000-8	Banco BBVA	-	-	8,210,676	4,312,363	8,210,676	4,312,363
	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Principal outstanding	-	211,739	14,046,667	6,057,933	14,046,667	6,269,672
	Average annual interest rate		7.03%	6.72%	7.29%	-	-

Percentage in local currency: 100%

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

14.- BORROWINGS FROM BANKS AT LONG-TERM

This heading covers Bank loans classified as long-term are as follows:

Tax N°	Bank	Currency/ indexation unit	Years to maturity 1 to 2 ThCh$	2 to 3 ThCh$	3 to 5 ThCh$	5 to 10 ThCh$	Closing date current year: total long-term at year end ThCh$	Average annual interest rate %	Closing date previous: total long-term at year end ThCh$
97.004.000-5	Banco de Chile	Non-indexed Ch$	1,900,000	1,900,000	3,800,000	1,900,000	9,500,000	6.80	9,699,500
97.036.000-K	Banco Santander - Santiago	Non-indexed Ch$	4,080,000	4,080,000	8,160,000	-	16,320,000	6.70	20,828,400
97.032.000-8	Banco BBVA	Non-indexed Ch$	8,066,667	8,066,666	8,066,667	-	24,200,000	6.66	32,944,267
[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
Percentage in local currency:			100%						

15.- BONDS PAYABLE (SHORT AND LONG TERM)

This heading covers the amounts owing under bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. on the domestic market.

Aguas Andinas S.A.

In September 2001, the bonds Series B were issued for U.F.1.8 million, with a 21-year term with repayments starting in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and extending through to December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. On January 3 and 9, 2006, these bonds were exchanged for Series F bonds or repaid in advance (94.6% and 5.4% respectively). The placement of this series was for U.F. 5.0 million, repayable semi-annually starting on June 1, 2008 and ending on December 1, 2026.

On December 9, 2005, the Superintendency of Securities and Insurance registered a new issue of Series F bonds, with the number 305 of October 10, 2002, for U.F.5 million, to finance the advanced redemption of the Series D bonds and other refinancings of Aguas Andinas S.A. in January 2006.

On December 23, 2005, the Series E bonds were placed for U.F. 1.65 million, with repayment in June 2012.

Aguas Cordillera S.A.

On January 2, 2006, the bonds Series B and E were redeemed in advance. The balances shown under this heading therefore, relating to the debt outstanding as of December 31, 2005, include the corresponding amount of the maturity of the Series C.

The interest accrued on the bonds as at the close of each year is shown in Bonds payable in current liabilities.

The bond issues carry no special collateral other than a general lien over the assets of the Company.

The summary of these obligations at the end of each year is as follows:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

N° of inscription or identification of instrument	Series	Nominal amount placed outstanding	Indexation unit	Interest rate %	Final maturity	Payments of Interest	Payments of Principal	Par value 2006 ThCh$	Par value 2005 ThCh$	Placement in Chile or abroad
Long-term bonds - current portion										
266	BEMOS B1	-	U.F.	6.25	01.09.2022	Semi-annual	2008 Semi-annual	263,353	263,581	Chile
266	BEMOS B2	-	U.F.	6.25	01.09.2022	Semi-annual	2008 Semi-annual	413,840	414,199	Chile
305	BAGUA C1	166,667	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	3,098,910	3,112,317	Chile
305	BAGUA C2	500,000	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	9,296,723	9,336,945	Chile
305	BAGUA D1	-	U.F.	4.25	04.01.2006	-	-	-	30,482,661	Chile
305	BAGUA D2	-	U.F.	4.25	04.01.2006	-	-	-	57,917,040	Chile
305	BAGUA E	-	U.F.	4.00	01.06.2012	Semi-annual	At maturity	99,862	99,949	Chile
305	BAGUA F	-	U.F.	4.15	01.12.2026	Semi-annual	2008 SEM	313,842	-	Chile
154	SERIE B	-	U.F.	7.00	02.01.2006	-	-	-	114,065	Chile
163	SERIE C	-	U.F.	6.00	02.01.2006	-	-	-	404,623	Chile
187	SERIE E	-	U.F.	6.50	02.01.2006	-	-	-	5,570,376	Chile
[illegible]								[illegible]	[illegible]	
Long-term bonds										
266	BEMOS B1	700,000	U.F.	6.25	01.09.2022	Semi-annual	Semi-annual	12,835,466	12,846,597	Chile
266	BEMOS B2	1,100,000	U.F.	6.25	01.09.2022	Semi-annual	Semi-annual	20,170,018	20,187,509	Chile
305	BAGUA C1	500,000	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	9,168,183	12,234,847	Chile
305	BAGUA C2	1,500,000	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	27,504,568	36,704,562	Chile
305	BAGUA E1	1,650,000	U.F.	4.00	01.06.2012	Semi-annual	At maturity	30,255,026	30,281,264	Chile
305	BAGUA F	5,000,000	U.F.	4.15	01.12.2026	Semi-annual	Semi-annual	91,681,900	-	Chile
[illegible]								[illegible]	[illegible]	

177

16.- ACCRUALS AND WRITE-OFFS

The detail of accruals as of December 31, 2006 and 2005 is as follows:

	Current liabilities 2006 ThCh$	Current liabilities 2005 ThCh$	Long-term liabilities 2006 ThCh$	Long-term liabilities 2005 ThCh$
Accrued services	11,323,091	8,685,724	-	-
Bonus (1) and profit-sharing	2,531,610	3,111,296	-	-
Severance payments (Note 17)	962,749	1,144,553	8,892,441	7,987,616
Accrued vacations	1,516,096	1,578,636	-	-
Pending litigation	1,236,951	967,232	-	-
Provision for losses on disposal of assets	213,922	218,414	-	-
Projects discarded	162,377	165,787	-	-
Others	44,534	111,274	38,940	50,401
Total	[illegible]	[illegible]	[illegible]	[illegible]

(1) In Aguas Andinas S.A., these are shown net of advances made during the years ended December 31, 2006 and 2005 for ThCh$888,750 and ThCh$229,411 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term receivables).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

17.- SEVERANCE INDEMNITIES

As of December 31, 2006 and 2005, the accruals for severance payments (including the portion classified as short term) showed the following activity:

	2006 ThCh$	2005 ThCh$
Initial balance	8,944,339	9,004,741
Increase in provision	1,530,840	1,643,329
Payments in the year	(859,296)	(1,878,807)
Price-level restatement	239,307	362,906
[illegible]	[illegible]	[illegible]

The severance indemnity has been calculated in accordance with the accounting policy explained in Note 2 t).
The charge to income for these items, including the indemnities related to clause 161 of the Labor Code, at December 31, 2006 and 2005 amounts to ThCh$1,613,365 and ThCh$1,854,398 respectively.

18.- MINORITY INTEREST

The Minority interest is as follows:

Name	Percentage of minority interest 2006 %	2005 %	Minority interest liability 2006 ThCh$	2005 ThCh$	Minority interest income statement 2006 ThCh$	2005 ThCh$
Aguas Andinas S.A.	49.89766	48.79800	195,101,885	190,343,828	(41,910,281)	(37,837,734)
Aguas Los Dominicos S.A.	0.01292	0.05038	931	3,542	(122)	(354)
Aguas Cordillera S.A.	0.00001	0.00001	7	6	(1)	(1)
Comercial Orbi II S.A.	0.00997	0.00000	8,949	-	(312)	-
Aguas Industriales del Norte S.A.	0.00000	40.00000	-	-	-	13
[illegible]			[illegible]	[illegible]	[illegible]	[illegible]

In January 2006, Aguas Cordillera S.A. acquired 28 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.03617% of the total share capital.
In October 2006, Aguas Cordillera S.A. acquired 1 share in the subsidiary Aguas Los Dominicos S.A., equivalent to 0.00129% of the total share capital.
In October 2006, Aguas Cordillera S.A. sold 1 share in Comercial Orbi II S.A.
In April 2006, the Company sold 67,308,616 shares in Aguas Andinas S.A., its shareholding therefore reducing from 51.202% to 50.102%.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

19.- CHANGES IN SHAREHOLDERS' EQUITY

As established in clause 10 of the Corporations Law 18,046, the proportional amount of the restatement of capital has been added to paid capital, this being divided as of December 31, 2006 into 1,000,000,000 subscribed and paid shares of no par value.

The changes in the equity of the company during 2006 and 2005 were the following:

The ordinary shareholders meeting of April 27, 2006 agreed to:

- Distribute net income equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005) in cash pro rata to the shareholders.
- Reduce capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to the shareholders.

The board meeting held on September 27, 2006 agreed to:

- Distribute ThCh$14,133,000 (ThCh$10,965,000 historic in 2005) as an interim dividend against the net income for 2006. This was distributed in cash pro rata to the shareholders.

Capital increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$19,151,592 historic by capitalizing the restatement of capital.

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, business combinations of companies under common control pooling of interests, and therefore the subsidiary changes in equity are accounted for as of Aguas Andinas S.A. due to purchases of shares in Gestión y Servicios S.A., Comercial ORBI II S.A. and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand the Company disposed its complete holdings in Aguas Cordillera S.A.

2006

	Paid in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	485,871,812		285,884	(11,129,475)	17,103,981
Distribution previous year net income	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend previous year	-	-	(5,974,400)	-	-
Capital reduction	(33,609,900)	-	-	-	-
Reserve Technical Bulletin 72	-	3,028	-	-	-
Restatement of capital	9,564,721	-	17,954	56,532	-
Net income for the year	-	-	-	-	22,617,984
Interim dividends	-	-	-	(14,133,000)	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

2005

	Paid in capital ThCh$	Reserve Restatement of capital ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	474,157,984	19,151,592	17,850,183	-	10,736,192
Distribution previous year net income	-	-	10,736,192	-	(10,736,192)
Final dividend previous year	-	-	(28,586,355)	-	-
Capitalization reserves and/or profits	19,151,592	(19,151,592)	-	-	-
Capital reduction	(24,558,390)	-	-	-	-
Restatement of capital	17,120,626	-	-	285,864	(164,475)
Net income for the year	-	-	-	-	17,103,981
Interim dividends	-	-	-	(10,965,000)	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]

Number of Shares

Serie	Nº Shares subscribed	No. Shares paid	Nº Shares with voting rights
Unique serie	1,000,000,000	1,000,000,000	1,000,000,000

Capital (amount - ThCh$)

Series	Subscribed capital ThCh$	Paid capital ThCh$
Unique serie	461,826,633	461,826,633

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

20.- OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses as of December 31, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Other non-operating income		
Repayment plans and others (1)	1,574,536	885,444
Services to third parties (2)	1,591,559	1,587,668
Gain on sale of shares	1,558,767	
Gain on sale of fixed assets	1,177,968	1,617,799
Fines and indemnities from suppliers and contractors (3)	746,697	1,156,950
Services to customers	312,925	298,382
Property rentals	239,910	257,797
Insurance refund	70,298	8,556
Recognitions of past-due obligations	33,892	20,015
Sale of materials	82,439	-
Others	212,762	159,522
[illegible]	[illegible]	[illegible]
Other non-operating expenses		
Donations	144,103	104,103
Asset shortages	266,183	58,768
Materials shortages	480,138	109,059
Consultancy on sale of shares	74,280	-
Loss on derivative contracts	84,100	-
Fines	5,269	976
Legal expenses	43,134	6,128
Projects discarded and studies	763,904	181,593
Obsolete materials	6,356	43,352
Sale of materials	-	22,377
Irrecoverables property developer agreements	128,391	-
Others	41,043	44,046
[illegible]	[illegible]	[illegible]

(1) Mainly relate to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these indefinitely.

(2) Services for third parties relates to those services associated with the business, mainly engineering services.

(3) In 2005, includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

21.- PRICE-LEVEL RESTATEMENT

The detail of the price-level restatement, calculated as stated in Note 2 e), is the following:

	Indexation unit	2006 ThCh$	2005 ThCh$
Assets			
Inventories	I.P.C.	95,991	49,968
Fixed assets	I.P.C.	12,428,067	21,064,091
Goodwill (net)	I.P.C.	7,411,320	13,451,796
Other monetary assets	I.P.C.	275,002	1,203,748
Intangible assets	I.P.C.	771,188	1,314,873
Other non-monetary assets	I.P.C.	435,651	526,176
Other monetary assets	U.F.	122,518	203,189
Receivables related companies	I.P.C.	-	67
Other non-monetary assets	U.F.	77,960	94,898
Expense and cost accounts	I.P.C.	931,836	2,296,120
[illegible]		[illegible]	[illegible]
Liabilities			
Shareholders' equity	I.P.C.	(9,639,207)	(17,604,097)
Minority interest	I.P.C.	(3,554,891)	(5,383,620)
Bonds payable	U.F.	(4,193,841)	(7,965,052)
Notes payable	U.F.	(294,666)	(677,432)
Borrowings from banks	U.F.	(2,037)	(17,455)
Monetary liabilities	U.F.	(277,489)	(458,391)
Monetary liabilities	I.P.C.	(322,577)	(611,678)
Non-monetary liabilities	I.P.C.	(111,771)	(169,778)
Non-monetary liabilities	U.F.	(100,623)	(166,889)
Revenue accounts	I.P.C.	(2,471,378)	(5,445,246)
[illegible]		[illegible]	[illegible]
[illegible]		[illegible]	[illegible]

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

22.- FOREIGN EXCHANGE DIFFERENCES

Exchange differences during the years ended December 31, 2006 and 2005 were as follows:

	Currency	2006 ThCh$	2005 ThCh$
Assets			
Cash and banks	Dollar	3,357	(5,189)
Cash and banks	Euros	-	237
Financial investments	Dollar	-	689
Other assets	Dollar	(67)	(3,031)
Other assets	Euros	346	(323)
Inventories	Dollar	27,737	20,980
Inventories	Euros	-	2,026
Marketable securities	Euros	43,146	204
[illegible]		[illegible]	[illegible]
Liabilities			
Accounts payable	Dollar	(8,014)	2,009
Accounts payable	Euros	(6,146)	(3,036)
Other liabilities	Dollar	-	344
Other liabilities	Euros	(1,193)	3,218
Withholdings	Dollar	(6,675)	-
Withholdings	Euros	(297)	-
Accounts payable related companies	Dollar	8,569	-
[illegible]		[illegible]	[illegible]
[illegible]		[illegible]	[illegible]

23.- BOND ISSUANCE AND PLACEMENT COSTS

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issue and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Period of amortization years	Gross capitalized expenses 2006 ThCh$	Gross capitalized expenses 2005 ThCh$
Serie B	21	542,936	542,936
Serie C	8	1,284,758	1,284,758
Serie D	6	-	2,655,001
Serie E	6.5	124,968	120,128
Serie F	21	2,020,621	-
[illegible]		[illegible]	[illegible]

The Series D bonds were exchanged in January 2006. The capitalized expenses were transferred to the Series F bonds pro rata to the percentage acceptance of the exchange; the non-accepted part was charged to income.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

24.- STATEMENT OF CASH FLOWS

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits and marketable securities with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2006 ThCh$	2005 ThCh$
Cash and banks	131,710	424,869
Time deposits	-	409,249
Marketable securities	548,473	2,188,078
Other current assets (Note 7) (Instruments of Central Bank of Chile)	598,171	21,496,407
[illegible]	[illegible]	[illegible]

Financing cash flow

The financing cash flows generated in 2006 and 2005 under the heading of Other sources of finance, represent the collection of reimbursable financing contributions from customers, in accordance with current legislation (Decree Law N° 70 of 1988).

The item Other financing disbursements shows the payments and prepayments of promissory notes issued for reimbursable financing contributions, and the dividends paid by Aguas Andinas S.A. to its minority shareholders.

Investment cash flow

Investment activities committing future cash flows to construction works whose amounts at December 31, 2006 and 2005 were ThCh$ 8,048,981 and ThCh$14,828,373 respectively. In January, the proceeds of assets sales were received amounting to ThCh$1,574,286.

Other investment disbursements represent purchases of water rights on the first section of the Mapocho and Maipo rivers by the sanitation subsidiaries.

25.- DERIVATIVE CONTRACTS

As of December 31, 2006, the Company has the following derivative contracts with financial institutions in order to hedge exchange risks, valued as described in Note 2 s):

Description of the contracts										Accounts affected			
						Entry or transaction hedged				Asset/Liability		Effect on Result	
Type of derivative	Type of contract	Value of contract	Maturity or expiry	Specific item	Position purchase/sale	Name	Amount ThCh$	Value of item hedged ThCh$		Name	Amount ThCh$	Realized ThCh$	Unrealized ThCh$
FR	CCPE	413.812,00	First quarter 2007	Exchange Rate	P	Accounts payable to related company	412,495,00	413,234,00		Other current liabilities	2,200,00	1,623,00	-
FR	CCPE	275.707,00	First quarter 2007	Exchange Rate	P	Accounts payable to related company	283,538,00	283,626,00		Other current liabilities	1,488,00	9,407,00	-

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

26.- CONTINGENCIES AND RESTRICTIONS

a) Direct guarantees

The subsidiaries have given performance bonds and guarantee policies to third parties for ThCh$16,812,688 and ThCh$14,005,148 at December 31, 2006 and 2005 respectively, as shown in the table.

b) Lawsuits pending

The following are the subsidiaries' principal lawsuits pending:

- Court: 15th Civil Court of Santiago; Case file: 1337-1996
  Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. The appeals court confirmed the judgment in the first instance which rejected the demand against Aguas Andinas S.A. and revoked the sentence against the Treasury, dismissing the demand against it. The plaintiff presented an appeal for reversal which remains pending.

- Court: 11th Civil Court of Santiago; Case file: 5716-1999
  Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

- Court: 29th Civil Court of Santiago; Case file: 1400-2001
  An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000. Sentence was given in the first instance rejecting the demand in all its parts. The plaintiff has appealed.

- Court: 14th Civil Court of Santiago; Case file: 169-2003
  A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% shareholding at the time of the demand. Final sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

- Court: 11th Civil Court of Santiago; Case file: 3541-2004
  Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F.506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300.
  There is a moderate possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted. The process has not yet commenced.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

- Court: 19th Civil Court of Santiago; Case file: 2632-2004
  A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F.5,525. State of the case: Sentence accepted the demand; an appeal will be made.

- 11th Civil Court of Santiago; Case N° 13,214 - 2004
  Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount demanded: U.F.492,607 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The process has not yet commenced.

- 18th Civil Court of Santiago; Case N° 322-2005
  Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors. Amount demanded: ThCh$3,890,000 plus indexation and interest. It is believed that it is improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence. The proceedings have not yet begun.

- 5th Civil Court of Santiago; Case: 10852-2005
  Aguas Andinas S.A was demanded for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded: ThCh$110,000 approximately, plus indexation, interest and costs. Present position: Evidence period. Expected result: the demand should be rejected with Aguas Andinas as the company was not responsible for the works.

- 19th Civil Court of Santiago - Case: 1105-2006
  Aguas Andinas S.A was sued for damages and extra-contractual liability for environmental damage under Law 19,300. The absence of a timely and suitable solution to the bad odors from the West Santiago plants and later the La Farfana plant are alleged to have caused prolonged suffering or moral damage to residents and an enormous patrimonial damage affecting the value of their properties. State of the case: first instance, discussion period. Exceptions have been presented to correct mistakes in the demand. Amount demanded: ThCh$940,000 plus indexation and interest. Expected result: success will depend on the evidence of damage; the process stage has not yet begun.

- 24th Civil Court of Santiago. Case: 6539-2006
  A company is suing CORFO for the restitution of reappraisal of land at a property in Avenida Andrés Bello, Las Condes, Santiago. This land was acquired by Corfo through a sale by Aguas Andinas S.A. in September 1999.Amount demanded: undetermined. State of the case: discussion period. Estimated result: the demand should be rejected.

- Case N° 4693-99, 11th Civil Court of Santiago. Demand for damages made by 79 residents of the district of Lo Barnechea concerning supply problems on October and November 1996. The demand is for ThCh$728,626. The appeals court accepted the Company's appeal, alleging the delaying exception of ineptitude of the opposing libel. The plaintiffs reformulated the demand. Discussion period ending. There are good probabilities that the Company will win the case.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

- Case N° 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following dismissal for dishonesty of a former employee of the Company, which was declared as unjustified by the Supreme Court. Demand ThCh$140,000. State: sentence favorable to the Company. The plaintiff presented an appeal. It is probable that the court will confirm the judgment in the first instance.

- Arbitration. Arbitration proceedings concerning the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. It is sought that the Company design and construct a device for supplying 30 liters per second at the foot of the La Dehesa dam. Amount: approximately UF30,000. State: sentence given favorable to the Company.
  Arbitration. Arbitration proceedings concerning the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. Such ineffectiveness occurred through force of law following the coming into force of the laws and regulations covering the sanitation business. The obligations arising under the agreement and their amendments are non-existent. Amount: 583,983.89 Unidades de Fomento. State: diccussion period finished. The result should be favorable to the Company.

- Case N° 1189-2004, 19th Civil Court of Santiago
  Claim against fine for non-compliance with the written orders and instruction of the SISS by not sending on time information for the "sewage treatment coverage" and "water production" process.
  Resolution 426 of February 9, 2004 for 10 UTA. State: Sentence unfavorable; appeal made; it is probable the fine will be reduced.

- Case N° 2829-2003, 7th Civil Court of Santiago. Claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 UTM concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeded the legally permitted limit.
  State: Appeal allowed against the sentence rejecting the demand. Result: little possibility of appeal being accepted. The fine applied will remain.

- Case N° 1134-2004, 7th Civil Court of Santiago. Claim against fine of 15 UTA for non-compliance with written orders and instruction of the Superintendency of Sanitation Services (SISS), by not sending on time information for the "sewage treatment coverage" and "drinking water production" process. State: Sentence unfavorable. Appealed. Result: it is probable the sentence will be confirmed.

- Case N° 15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 which applied a fine of 30 UTA for non-compliance with written instructions of the SISS with respect to providing information on costs and expenses for the year 2004. State: claim presented. Result: it is probable that a reduced fine will be rejected.

- The Company is party to other more minor lawsuits brought by and against it.
  The management, together with their legal advisers, consider that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 16.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

c) Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the bond-holders' representative a copy of the quarterly and annually audited unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance, together with all the public information reported to that Superintendency.
2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its own and/or its subsidiaries' financial statements.
3. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
4. The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.
5. Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.
3. Send to the different banks with which the Company has credit facilities, a copy of its quarterly and audited annual unconsolidated and consolidated financial statements within a maximum of five days from the time they are sent to the Superintendency of Securities and Insurance.
4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.
5. Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
6. Send a certificate issued by the general manager of the Company confirming compliance with the obligations assumed in the loan agreement.
7. Prohibition on the payment of dividends if there is a case of past due payments or delays in the payment of some loan instalment, except for the obligatory minimum dividend.
8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.
9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages, or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.
10. The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Creditors of guarantee	Debtor Name	Relationship	Type of Guarantee	Assets affected Type	Assets affected Book value ThCh$	Balances outstanding on date of close of financial statements 2006 ThCh$	Balances outstanding on date of close of financial statements 2005 ThCh$
Superintendencia de Servicios Sanitarios	Aguas Andinas S.A.	Subsidiary	Guarantee policy	-	-	7,047,669	8,013,510
Superintendencia de Servicios Sanitarios	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	4,136,730	
Empresa de Ferrocarriles	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	2,420	2,423
Enersis S.A.	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	9,176
Chilectra	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	9,168	-
Municipalidad de Providencia	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	20,648	20,684
Municipalidad de Las Condes	Aguas Andinas S.A	Subsidiary	Performance bond	-	-	1,000	1,021
Municipalidad de Santiago	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	17,057	17,060
Municipalidad de Maipú	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	957
Municipalidad de San Bernardo	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	5,501	-
Municipalidad de Renca	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	6,500	-
Municipalidad de La Granja	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	1,100	-
Serviu Metropolitano	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	1,251,994	1,839,132
Dirección Regional de Vialidad	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	2,265
Constructora Norte Sur S.A.	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	450,787
Dirección Obras Hidráulicas	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	11,335	6,920
Dirección Nacional de Obras	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	8,480
Municipalidad de Vitacura	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	36,673	36,179
Municipalidad de Lo Barnechea	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	9,168	6,564
Chilectra	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	1,100	1,085
Superintendencia de Servicios Sanitarios	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	1,510,883	1,691,151
Superintendencia de Servicios Sanitarios	Aguas Cordillera S.A.	Subsidiary	Guarantee policy	-	-	630,493	657,175
Ministerio de Obras Públicas	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	272,882	-
Superintendencia de Servicios Sanitarios	Aguas Los Dominicos S.A.	Subsidiary	Performance bond	-	-	109,560	258,820
Conama	Anam S.A.	Subsidiary	Performance bond	-	-	-	54,739
Municipalidad de Las Condes	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	2,500	1,532
Superintendencia de Servicios Sanitarios	Aguas Manquehue S.A.	Subsidiary	Performance bond	-	-	544,645	379,911
Superintendencia de Servicios Sanitarios	Aguas Manquehue S.A.	Subsidiary	Guarantee policy	-	-	440,623	485,050
Serviu Metropolitano	Aguas Manquehue S.A.	Subsidiary	Performance bond	-	-	301,702	-
Municipalidad de Lo Barnechea	Aguas Manquehue S.A.	Subsidiary	Performance bond	-	-	1,149	-
Municipalidad de Lo Barnechea	Aguas Manquehue S.A.	Subsidiary	Guarantee policy	-	-	412,683	-
Serviu Metropolitano	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	27,505	60,527

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

27.- GUARANTEES RECEIVED FROM THIRD PARTIES

As of December 31, 2006 and 2005, the subsidiaries have received documents in guarantee for ThCh$20,465,463 and ThCh$17,411,079 respectively, arising principally from works contracts with construction companies to guarantee full performance of their contracts. There are also other guarantees covering service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the principal bank guarantees received as of December 31, 2006:

Aguas Andinas S.A.	Amount ThCh$	Due date
Contractor		
Constructora Aconcagua S.A.	99,016	31-01-07
Necso Entrecanales C. Chile S.A.	109,156	31-01-07
Necso Entrecanales C. Chile S.A.	109,156	31-01-07
Necso Entrecanales C. Chile S.A.	109,156	31-01-07
Sacyr Chile S.A.	109,156	31-01-07
Sacyr Chile S.A.	109,156	31-01-07
Sacyr Chile S.A.	109,156	31-01-07
Constructora Belfi-BCF Ltda.	110,018	28-02-07
Constructora Acsa Ltda.	120,604	25-09-07
Captagua Ingeniería S.A.	147,941	16-03-08
Ingeniería y Construcción M.S.T. S.A.	148,739	09-11-09
Ingeniería y Construcción M.S.T. S.A.	148,739	31-01-08
Inmobiliaria Conpaces S.A.	157,574	12-10-08
GTECH Corporation Chile	179,513	24-10-07
Compañía Americana de Multiservicios S.A.	183,364	03-05-07
Chilectra S.A.	183,364	01-08-07
Jara Gumucio	207,000	02-01-07
Constructora Vespucio Norte S.A.	220,037	05-09-07
Constructora Norte Sur S.A.	220,568	28-02-07
ITT Sanitaire	224,542	30-10-07
Sociedad General de Montajes	227,332	31-01-08
Claro, Vicuña Valenzuela S.A.	233,424	15-02-07
KDM S.A.	275,046	10-01-08
Degremont S.A.-Banque Francaise Du Cemme	280,547	25-04-09
Compañía de Petróleos de Chile	308,323	22-03-07
Ingeniería y Construcción M.S.T. S.A.	347,058	09-11-09
Ingeniería y Construcción M.S.T. S.A.	347,058	31-01-08
Cadagua S.A	1,181,468	11-02-07
Degrémont S.A.- Banque Francaise du Cemme	2,237,758	30-08-07
Degrémont S.A.- Banque Francaise du Cemme	2,237,758	15-11-07

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Cordillera S.A. Contractor	Amount ThCh$	Due date
Socovesa Ingeniería y Construcción S.A.	350,359	02-04-08
Icafal Ingeniería y Construcción S.A.	256,400	30-09-07
Captagua Ingeniería. S.A.	133,232	20-05-08
Constructora Trébol Ltda.	71,677	28-02-07
Ingeniería y Construcción MST S.A.	58,333	30-04-07
Constructora Cosal S.A.	56,204	01-02-07
Captagua Ingeniería. S.A.	55,826	17-12-07
ICM S.A.	53,143	24-07-08
Inmobiliaria Manquehue Oriente S.A.	52,369	03-04-07
Degrémont Ltda.	48,351	09-01-07
Marcelino Carrasco Bahamondes y Compañia.	45,841	03-05-07
Inlac S.A.	40,621	30-06-08
Sociedad General de Montajes S.A.	40,082	20-11-07
Captagua Ingeniería. S.A.	38,547	20-08-07
Sociedad Constructora Rupanco S.A.	33,770	31-07-07
Inmobiliaria y Constructora Nueva Pacífico Sur Ltda.	32,716	17-08-07
Captagua Ingeniería. S.A.	31,770	26-03-07
Dalco Ingeniería S.A.	29,707	11-09-07
Jara Gumucio S.A.	22,214	30-05-07
Constructora y Comercial El Alba S.A.	21,454	30-01-07

Aguas Los Dominicos S.A. Contractor	Amount ThCh$	Maturity date
Empresa Constructora Vicam Ltda.	381	30-10-2007
Inmobiliaria Los Quiyalles de Apoquindo S.A.	11,002	14-09-2007
Captagua Ingeniería S. A.	2,946	20-08-2007
Servicios y Asesorías Profesionales S.A.	3,000	30-06-2008
ICM S.A.	2,599	08-06-2008
Constructora Olbertz Ltda.	3,000	31-01-2007

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Manquehue S.A.	Amount ThCh$	Due date
Contractor		
Inmobiliaria San José de La Dehesa S.A.	162,665	14.01.2007
Sociedad Constructora Rupanco	142,212	31.07.2008
Ecopreneur Chile S.A.	65,416	10.02.2007
Ecopreneur Chile S.A.	65,416	17.04.2008
Ingeniería y Construcción Eugenio Díaz	59,681	07.09.2008
Arauco S.A.	33,238	10.10.2007
Ingeniería y Construcción Eugenio Díaz	27,552	25.03.2007
Constructora Olbertz Ltda.	24,524	10.07.2007
Dalco Ingeniería Ltda.	21,150	02.01.2007
[illegible]	[illegible]	

Ecoriles S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Anam S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Gestión y Servicios S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Inversiones Aguas Metropolitanas S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

28- LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currency as of December 31, 2006 and 2005:

Assets

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Current assets			
Cash and banks	Non-Indexed Ch$	122,959	416,294
Cash and banks	Dollar	8,751	8,575
Time deposits	Non-Indexed Ch$	-	409,249
Marketable securities	Non-Indexed Ch$	490,412	1,793,166
Marketable securities	Euro	58,061	394,912
Trade accounts receivable	Non-Indexed Ch$	42,903,319	37,288,201
Notes receivable	Non-Indexed Ch$	2,148,312	952,410
Notes receivable	Indexed Ch$	1,424,239	669,931
Sundry debtors	Non-Indexed Ch$	131,191	6,404,368
Sundry debtors	Indexed Ch$	60,446	75,576
Sundry debtors	Dollar	-	1,199
Sundry debtors	Euro	-	1,318
Notes receivable related companies	Non-Indexed Ch$	40,642	22,388
Inventories	Indexed Ch$	1,664,009	952,257
Recoverable taxes	Non-Indexed Ch$	30,770	-
Recoverable taxes	Indexed Ch$	297,786	465,467
Prepaid expenses	Non-Indexed Ch$	19	5,766
Prepaid expenses	Indexed Ch$	276,025	474,243
Deferred taxes	Indexed Ch$	1,059,604	801,653
Other current assets	Non-Indexed Ch$	601,659	21,524,601
Other current assets	Indexed Ch$	1,329,593	1,117,852
Fixed assets			
Fixed assets (net)	Indexed Ch$	604,121,837	603,850,403
Other assets			
Goodwill	Indexed Ch$	329,339,208	361,110,196
Negative goodwill	Indexed Ch$	(1,033)	(1,102)
Long-term debtors	Non-Indexed Ch$	1,139,164	1,062,888
Long-term debtors	Indexed Ch$	7,501,076	7,498,576
Intangible assets (net)	Indexed Ch$	36,146,875	36,869,517
Others	Non-Indexed Ch$	2,108,659	701,724
Others	Indexed Ch$	12,384,646	9,159,757

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Current liabilities

		Up to 90 days				90 days to 1 year			
		2006		2005		2006		2005	
	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Bonds payable - current portion	Indexed Ch$	1,262,274	4.25	95,480,899	4.39	12,224,256	4.25	12,234,857	4.25
Bank borrowings - short term	Non-Indexed Ch$	18,031,799	5.70	10,276,096	5.64	-	-	-	-
Accounts payable	Non-Indexed Ch$	14,838,105	-	18,166,050	-	-	-	-	-
Accounts payable	Indexed Ch$	46,798	-	21,694	-	-	-	-	-
Accounts payable	Euro	3,347	-	7,586	-	-	-	-	-
Accounts payable	Dollar	98,654	-	134,544	-	-	-	-	-
Sundry creditors	Non-Indexed Ch$	51,037	-	66,967	-	-	-	58,905	-
Sundry creditors	Indexed Ch$	1,077,684	4.34	1,004,900	4.34	113,371	4.34	241,680	4.34
Accruals	Non-Indexed Ch$	11,973,487	-	11,785,021	-	5,933,702	-	4,124,911	-
Withholdings	Non-Indexed Ch$	7,475,625	-	6,832,533	-	-	-	-	-
Income tax	Non-Indexed Ch$	76,918	-	1,484,523	-	136,103	-	414,329	-
Notes payable related companies	Non-Indexed Ch$	730,010	-	1,130,599	-	-	-	1,314,696	-
Unearned income	Indexed Ch$	762,951	-	827,475	-	1,044,117	-	243,983	-
Unearned income	Non-Indexed Ch$	227,531	-	418,804	-	-	-	-	-
Accruals	Indexed Ch$	84,141	-	69,128	-	-	-	3,856	-
Notes payable	Non-Indexed Ch$	85,779	-	12,927	-	37,912	-	59,466	-
Bank borrowings - current portion long term	Indexed Ch$		-		-	-		211,781	7.03
Bank borrowings - current portion long term	Non-Indexed Ch$	270,603	6.69	-		14,046,667	6.69	6,397,820	7.29
Notes payable	Indexed Ch$	50,904	6.17	873,676	8.00	263,543	6.64	313,572	5.09
Bank borrowings - short term	Indexed Ch$	-	-	10,395,306	0.95	-	-	-	-
Notes payable related companies	Euro	928,999	-	1,524,882	-	-	-	-	-
Other current liabilities	Non-Indexed Ch$	3,688	-	11,878	-	-	-	-	-
[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]		[illegible]					
	[illegible]	[illegible]		[illegible]					

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Long-term liabilities current year 2006

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Bank borrowings	Non-Indexed Ch$	28,093,333	6.69	20,026,667	6.70	1,900,000	6.80	-	-
Bonds payable	Indexed Ch$	34,809,034	4.27	23,720,424	4.34	61,551,348	5.39	71,534,355	4.76
Notes payable	Indexed Ch$	576,665	7.50	255,566	7.10	18,571,166	5.56	12,272,039	3.69
Sundry creditors	Indexed Ch$	303,204	-	754,542	-	-	-	-	-
Accruals	Indexed Ch$	395,770	-	395,770	-	357,273	-	7,782,568	-
Defrred taxes	Indexed Ch$	529,184	-	529,184	-	1,305,884	-	1,313,580	-
Other liabilities	Indexed Ch$	376,305	-	97,569	-	62,344	-	-	
Other liabilities	Non-Indexed Ch$	26,942	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	60,322	8.98	117,293	8.73	-	-	-	-
Sundry creditors	Non-Indexed Ch$	3,000	-	-	-	-	-	-	-
[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		-	
	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	

Long-term liabilities previous year 2005

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Bonds payable	Indexed Ch$	24,682,836	4.27	25,748,427	4.35	38,450,939	4.48	23,372,577	6.25
Notes payable	Indexed Ch$	483,453	6.92	431,921	6.92	12,299,559	5.79	12,781,008	3.91
Sundry creditors	Indexed Ch$	594,770	4.34	507,390	-	528,545	-	-	
Accruals	Indexed Ch$	247,107	-	247,107	-	617,763	-	6,926,040	-
Deferred taxes	Indexed Ch$	445,801	-	433,127	-	1,082,818	-	908,870	-
Other liabilities	Indexed Ch$	439,328	8.28	114,981	8.60	255,152	9.09	-	-
Bank borrowings	Non-Indexed Ch$	28,683,295	7.29	32,848,972	7.29	1,939,900	7.40	-	-
[illegible]	[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]		[illegible]		[illegible]			

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

29.- SANCTIONS

a) Superintendency of Securities and Insurance (SVS)

Aguas Cordillera S.A.
On December 12, 2006, the SVS applied a censure sanction, by its Resolution 574, for breach of clauses 30 e), 40 and 27 of Law 3,538 and Section III of Circular 1,481, relating to the sending of a list of the principal shareholders in October 2006.

Aguas Los Dominicos S.A.
On December 12, 2006, the SVS applied a censure sanction, by its Resolution 570, for breach of clauses 30 e), 40 and 27 of Law 3,538 and Section III of Circular 1,481, relating to the sending of a list of the principal shareholders in October 2006.

Aguas Manquehue S.A.
On December 12, 2006, the SVS applied a censure sanction, by its Resolution 569, for breach of clauses 30 e), 40 and 27 of Law 3,538 and Section III of Circular 1,481, relating to the sending of a list of the principal shareholders in October 2006.

b) Other administrative authorities

Aguas Andinas S.A.

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution SISS 553 of February 8, 2006, a fine of 50 UTA was applied for non-compliance with written instructions of the SISS on various occasions, in not providing information on expenses and costs for the year 2004. Claim against the fine presented to the 26th Civil Court of Santiago (Case 15200-2006), intending to obtain a reduction in the fine: currently at the evidence stage.
By Resolution SISS 1389 of April 21, 2006, a fine of 5 UTA was applied for sending the PRO017 4 (PROCOF) process with mistakes and validations. The fine was paid in May 2006.
By Resolution SISS N° 1454 of April 28, 2006, a fine of 20 UTA was made for sewage quality defects in the Quilicura district. Proceedings were brought appealing against the fine, before the 29th Civil Court of Santiago (Case 6509-2006). It is intended to obtain a reduction in the fine; currently in the evidence stage.

ii) The Regional Secretary of the Ministry of Health, Metropolitan Region, applied a fine of 100 UTM for non-compliance with clauses 3, 33 and 66 of the regulations governing basic sanitation and environmental conditions in work places and non-compliance with clauses 9 and 161 to 174 of the Sanitation Code. The fine was paid in June 2006

iii) The National Economic Inspector proposed to the Free Competition Defense Tribunal the application of a fine on Aguas Andinas S.A. for 50,000 U.T.M. because of the following conducts: 1) abusive demands and charges for new services in urbana reas outside the concession area, 2) abusive demands and charges for services in rural zone outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR) (the requirement proposes eliminating the AFR). State of the case: discussion period.

iv) The National Labor authority applied a fine of 60 U.T.M. "for not effectively protecting the health of workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled: currently in the evidence stage. One third of the fine was paid. Ordinary labor lawsuit brought before the 8th Labor Court of Santiago (Case 2449-2006). State: in the evidence stage.

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution SISS 2807-2005, it applied a fine of 25 UTA, paid on December 30, 2005, for the non-compliance with number 6 of Chapter VII of the Invoicing Manual.
By Resolution SISS 710-2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter N° 1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). Fine reclassification proceedings brought before the 29th civil court of Santiago, Case 4779-2005. State of the case: unfavorable judgment, appealed, intending to obtain a reduction in the fine.

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM (monthly tax units) by its Resolution 069/2005 of February 17, 2005, as a result of bad odors emanating from the La Farfana treatment pant. 10% of the fine was paid to initiate an appeal in the courts. The summary judgment of the fine appeal was made before the 27th Civil Court of Santiago, case N° 6857-2005, which is at the evidence stage.

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file N° 1189-2004). State of the case: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).
The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 at the Paine sewage treatment plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the rejection of the demand is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).
By SISS Resolution 2858, the Company was fined for not complying with written instructions issued by the SISS under Official Memorandum 2774 and included in the development plan for Curacaví. A summary complaint judgment took place in the 29th Civil Court of Santiago. The sentence accepted the demand and annulled the fine, proceedings ended in 2006.

ii) SESMA applied the following fines:
By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case N° 2999-2004). State of the case: awaiting start of evidence stage.
By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the national environmental authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case N° 4566-2005). State of the case: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was duly paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case N° 6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.
By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N° 1195-2004). Current status: Unfavorable sentence; appealed against.
The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written instructions contained in Official Memorandum 2774 and in the development plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N° 11,129). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.
By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N° 1189-2004). Current status: Unfavorable sentence; appealed against.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file N° 2829-2003). The appeal was granted against the sentence that rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File N° 1134-2004). Current status: Unfavorable sentence; appealed against.

Case N° 15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 that applied a fine of 30 UTA for non-compliance with written instruction of the SISS to provide information on expenses and costs for 2004. State: Demand presented. Result: it is probable that a reduction in the fine will be rejected.

During the years covered by these financial statements, no other sanctions have been applied to the companies, their directors or executives.

30.- SUBSEQUENT EVENTS

At a board meeting held on February 28, 2007, the following was unanimously agreed:

1) To call the ordinary shareholders meeting for April 24, 2007, at 11.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

At the date of issue of these consolidated financial statements, the management of the Company and its subsidiaries is unaware of other subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries as of December 31, 2006.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

31.- THE ENVIRONMENT

The Parent has made no disbursements on environmental projects during the years 2006 and 2005.

The principal disbursements in projects for improving the environment made by the subsidiaries during 2006 y 2005 refer to the construction of sewage treatment plants, as follows:

Project name	2006 ThCh$	2005 ThCh$
Talagante treatment plant	2,637,509	5,471,269
La Farfana treatment plant	1,434,754	5,984,064
Melipilla treatment plant	1,121,195	219,849
Sludge management platform	1,168,746	-
Curacaví treatment plant	772,461	962,550
El Chamisero treatment plant	341,236	-
Biological drying machine	175,205	-
El Trebal treatment plant	136,053	39,419
Sludge elevation chamber	97,305	-
Great Santiago treatment plant	62,005	-
Mapocho Limpio environmental impact study	54,863	-
Slugde management treatment plant	36,200	3,583
Mobil centrifuge	34,216	-
Repairment of mix sludge chambers	31,258	6,838
Valdivia de Paine treatment plant	27,723	45
Los Nogales treatment plant	22,624	-
Renewal and improvement of facilities	22,071	-
Los Trapenses treatment plant	15,871	-
Cexas-Melipilla treatment plant	9,399	-
Isla de Maipo treatment plant	8,399	-
Pomaire treatment plant	5,542	-
Til-Til treatment plant	5,246	-
Telemetry of Cexas and Esmeralda treatment plants	4,736	41,412

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

32.- LONG-TERM NOTES PAYABLE

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1988 and clause 42 of Supreme Decree 453 set the regulations for demanding reimbursable financing contributions for capacity and or extensions of the corresponding service to those requesting to be added as customers or require an expansion of the service.

The debt for reimbursable contributions is shown in Long-term notes payable, for ThCh$31,675,436 and ThCh$25,995,941 as of December 2006 and 2005 respectively.

33.- TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective Ministry of Economy Law 453 of 1989.

At December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the income-cost benefit is not altered with respect to previous years as the subsidiary made no disbursements. The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required. According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$1,635,088 and its depreciation, determined on the basis of its time in use, amounts to ThCh$604,105.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as of December 2006. The average useful life of these assets is 406 months and their remaining average useful life as of December 2006 is 279 months.

Significant Events

INVERSIONES AGUAS METROPOLITANAS S.A.

1. On March 1, 2006 the SVS was informed that:
At a board meeting of the Company held on February 28, 2006, the following was unanimously agreed:

a) To cancel the calling of an extraordinary shareholders' meeting, as agreed at the board meeting held on December 14, 2005 and to have been held on March 8, 2006, in order to renew the provisional board of the Company. The resolution to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notifications were published in the Diario Financiero on February 7, 20 and 21, 2006.

b) To call the ordinary shareholders' meeting for April 27, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for that meeting will be the following:

- **i.** Examination of the position of the Company and of the reports of the external auditors and the approval or otherwise of the annual report, balance sheet, and the financial statements presented by the management;
- **ii.** The distribution of the net income for the year and distribution of dividends;
- **iii.** The revocation of the provisional board of directors and the election of all its directors and alternate directors;
- **iv** The appointment of the external auditors and credit-rating agencies, and
- **v.** In general, any matter of corporate interest that is not reserved for an extraordinary shareholders' meeting.

c) To call an extraordinary shareholders' meeting for April 27, 2006, to be held immediately following the end of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, in order to submit for its approval the board's proposal to reduce the capital of the Company, in the amount, timing and form that the meeting shall decide.

2. On March 13, 2006 the SVS was informed that:
The Company's board meeting held on March 22 unanimously agreed the following:

a) Submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, payable on May 29, 2006.

b) Submit for the approval of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the Company's capital by ThCh$21,959,900 and to distribute this sum against the propose capital reduction to shareholders pro rata to their shares, corresponding to Ch$21.9599 per share. It was also agreed to propose that the board be authorized to set the date for the payment, which could not be later than June 30, 2006.

3. On April 5, 2006, the SVS was informed that:
The board of the Company, at its extraordinary meeting held on April 4 in Barcelona, Spain, agreed the following:

- **i.** To authorize the sale of 67,308,616 Series A shares of Aguas Andinas S.A., equivalent to 1.1% of the total share capital of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. would reduce by 1.1 %, to retain control of that company with a 50.102% shareholding, i.e. 3,065,744,510 Series A shares.
- **ii.** To modify the agreement adopted by the board on March 22, 2006, in order to submit to the extraordinary shareholders meeting called for April 27, 2006, a proposal to reduce capital by up to ThCh$33,609,900 through the amendment of the bylaws and the payment in cash to shareholders pro rata to their shareholdings.

Significant Events

4. On April 27, 2006, the SVS was informed that:

a) The ordinary shareholders meeting held on April 27, 2006 adopted the following resolutions, among others:

- To distribute 100% of the net income of the Company for the year 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, an interim dividend was paid on September 27, 2005 for an amount restated as of December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding then to a dividend of Ch$10.965 per share.
  Following the distribution of the interim dividend mentioned, the total earnings to be distributed amount to Ch$5,974,400,000. The difference resulting from the operation made to calculate the dividend will be assigned to the account retained earnings. This means that the Company's dividend N°.2 will amount to Ch$5.9744 per share, payable on May 29, 2006.

- The present board of directors was revoked and the following persons elected for a full statutory period:

Directors	Alternate Directors
Angel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martinez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

Of these, the first four named were elected with the votes of the controller and the last three with the votes of the minority shareholders.

b) At the extraordinary shareholders meeting held on April 27, 2006, the following resolutions were adopted:

- To reduce the capital of the Company by amending the Fifth and First Transitory clauses of the bylaws, introducing the text that was approved by the shareholders:
- To distribute to shareholders pro rata to their shareholdings the sum of Ch$33,609,900,000 against the approved capital reduction, corresponding to the payment of the sum of Ch$33.6099 per share, according to the mechanism approved by the meeting.
- To authorize the board to determine, after carrying out the formalities required by law, the date for the payment of the approved capital distribution, which could not be later than December 31, 2006.

Significant Events

5. On May 29, 2006, the SVS was informed that:
The board meeting held on May 29, 2006, unanimously agreed the following:

a) Change of Chief Executive Officer: Giovano Suazo Hormazábal leaves the position and is replaced by Albert Martínez Lacambra.
b) Mr Albert Martínez resigns as an alternate director of the Company.
c) The board then comprises the following members:

Directors	Alternate Directors
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice-Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

d) The Directors' Committee was formed with the following members:

Directors	Alternate Directors
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martín

e) June 15, 2006 was set for the payment of the capital reduction agreed by the extraordinary shareholders meeting held on April 27, 2006.

6. On September 27, 2006, the SVS was informed that:
The board on September 27 agreed to distribute the sum of Th$14,133,000 as an interim dividend against the net income for 2006. The Company's dividend N° 4 therefore will amount to Ch$14.133 per share and be payable from October 27, 2006.

Significant Events

Aguas Andinas S.A.

The board meeting held on February 28, 2006 agreed to call the Company's ordinary shareholders meeting for April 26, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the meeting was to consider matters reserved for the ordinary meeting.

On April 25, 2006 the board received the resignations of the director Bernardo Espinosa Bancalari and his alternate director Roberto Hempel Holzapfel.

In accordance with clause 32 of the Corporations Law, the total renewal of the board would be decided at the next ordinary shareholders meeting to be held on April 26, 2006.

On April 26, 2006 the Superintendency of Securities and Insurance was informed that the Company's new board of directors comprised the following members:

Directors	Alternate Directors
Alfredo Noman Serrano	José Vila Bassas
Alain Chaigneau	Fernando Rayón Martin
Pedro Butazzoni Alvarez	Xavier Amorós Corbella
Josep Bagué Prats	Lluis M Puiggari Lalanza
Mónica Singer González	Ramón Figueroa González
Jaime Arellano Quintana	Mario Castillo Astudillo
Carlos Mladinic Alonso	Jorge Bande Bruck

On September 20, 2006, the Superintendency of Securities and Insurance was informed that at the board meeting held on September 29, 2006, it agreed to distribute an interim dividend for the sum of ThCh$28,208,429 against the net income of 2006. The Company's dividend number 43 therefore would amount to Ch$4.61 per share and be payable from October 26, 2006.

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Significant Events

Aguas Cordillera S.A.

Aguas Cordillera S.A. reported on March 1, 2006 that its board at its meeting held on February 28, 2006, agreed to call the company's ordinary shareholders meeting for April 25, 2006, at Avda. Presidente Balmaceda 1398, 17th floor, Santiago.
On November 30, 2006, it informed that the extraordinary shareholders meeting of the closed corporation Comercial Orbi II S.A., held on that same date, agreed among other matters to the contribution in ownership of 137,999,999 shares of Aguas Cordillera S.A., representing 99.9999% of the share capital of Aguas Cordillera S.A.
Later, on December 1, 2006, and complementing the material information reported on November 30, 2006, the following was informed:

a) That the extraordinary shareholders meeting of Comercial Orbi II S.A. held on November 30, 2006 agreed among other things to increase the company's capital.
b) The shareholders agreed that part of the new shares of the capital increase would be paid through the contribution by Aguas Andinas S.A. of 137,999,999 shares in Aguas Cordillera S.A., representing 99.9999% of the shares issued by that company; the contribution was made that same day.

Aguas Los Dominicos S.A.

On February 28, 2006, the board of the company agreed to call the company's ordinary shareholders meeting for April 25, 2006, at 4.30 p.m. at Avda. Presidente Balmaceda 1398, Santiago. The agenda for the meeting was to consider matters reserved for the ordinary meeting.

Aguas Manquehue S.A.

On February 28, 2006, the board of the company agreed to call the company's ordinary shareholders meeting for April 25, 2006, at 5.00 p.m. at Avda. Presidente Balmaceda 1398, 17th floor, Santiago. The agenda for the meeting was to consider matters reserved for the ordinary meeting.
On July 14, 2006, Aguas Manquehue S.A. informed that in accordance with a board resolution of November 30, 2005, the company signed, by public deed dated June 28, 2006, a contract expanding the sanitation concession area with the company Agrícola Santa Teresa S.A.
On November 10, 2006, it informed that the extraordinary shareholders meeting held that day had agreed the following:

i. The merger by incorporation of Hidráulica Manquehue Limitada into Aguas Manquehue S.A, based on the balance sheets of these companies as of September 30, 2006 and the experts report sent at the time to the Superintendency of Securities and Insurance.
ii. The capital increase of the absorbing company by Ch$9,900,000 through the issue of 4,505 new shares to be distributed to the partners in the absorbed company in the agreed proportions. Consequently, the capital of Aguas Manquehue S.A. amounts to Ch$7,558,390,878, divided into 233,249 common nominative shares of equal and no par value.
iii. The amendment of clauses 50 and 10th transitory of the bylaws of Aguas Manquehue S.A.

At the close of the financial statements as of December 31, 2006, the Company and subsidiaries show no other material information.

Reasoned Analysis

For the years ended December 31, 2006 and 2005

I. GENERAL ASPECTS

SHARE OWNERSHIP

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. As of December 31, 2006, our principal shareholders are Inversiones Aguas del Gran Santiago S.A., with 56.6%, and the Bank of New York (depositary bank acting on behalf of the holders of ADRs) with 32.75% of the share capital.

SALES

Our sales derive mainly from the regulated services we provide related to the production and distribution of water, the collection, treatment and disposal of sewage, and other regulated services (which include income from cut-off charges and re-connecting supplies, monitoring of liquid industrial waste discharges and fixed charges).

Sales in 2006 amounted to Ch$232,143 million, Ch$12,520 million (5.7%) more than in 2005. The net income of Inversiones Aguas Metropolitanas S.A. as of December 31, 2006 was Ch$22,618 million, Ch$ 5,155 million (29.52%) greater than in 2005.

OPERATING COSTS AND EXPENSES

Our operating costs and expenses comprise the cost of sales and administrative and selling expenses. The most important items in the cost of sales are depreciation, which represented 35.9%; the outsourcing of certain services to contractors, which represented 32.3%; and personnel, which represented 15.8% in 2006. The most important items of administrative and selling expenses are personnel, which represented 46.3%; outsourced services, which represented 26.6%; and general expenses, which represented 14.6%, in 2006.

TARIFFS

The most important factor in determining the results of our business and our financial situation is the tariffs set for our regulated sales and services. As a natural monopoly, we are regulated by the SISS and our tariffs are set in accordance with the Sanitation Services Tariffs Law N° 70 of 1988.

Our tariff levels are reviewed every five years and, during that time, are subject to additional adjustments linked to polynomial of indexation if the accumulated change since the previous adjustment is 3 % or more, according to calculations made as a function of various inflation indices. The adjustments are specifically applied as a function of a formula that includes the Chilean consumer price index, the wholesale price index for imported industrial goods and the wholesale price index for national industrial goods, all measured by the Chilean National Institute of Statistics. Tariffs are also subject to adjustment to reflect additional services previously authorized by the SISS.

The tariff negotiation processes concluded in 2005 to cover the period 2005-2010. The new tariffs approved by Decree 100 for Aguas Andinas S.A., Decree 149 for Aguas Manquehue S.A., Decree 179 for Aguas Cordillera S.A. and Decree 178 for Aguas Los Dominicos S.A. of the Ministry of the Economy, became effective on March 1, 2005, May 19, 2005, September 30, 2005 and September 30, 2005 respectively.

MARKET RISK

Our Company shows a favorable situation in terms of risk, mainly due to the special characteristics of the sanitation sector, but our business is seasonal and our operating results can fluctuate from one quarter to another. We tend to see the greatest demand and sales during the Chilean summer months (December to March) and the weakest demand and sales in the winter (June to September). In general, demand for water is greater in the warmer months than in the more temperate ones mainly due to the additional water needs for watering systems and other outside uses of water.

Adverse weather conditions can eventually affect the optimum delivery of sanitation services because the processes of abstracting and producing water depend to a large degree on weather conditions in the water basins. Factors like rainfall (snow, sleet, rain and fog), temperature, humidity, the flow of sediments, river flows and transparency, determine the quality and continuity of raw water available at each sluiceway that is capable of being treated at the water plant. In the event of drought, we have large water reserves held in the El Yeso, Laguna Negra and Lo Encañado reservoirs, apart from the contingency plans we have developed, which enable us to reduce the eventual negative impacts that might be caused by adverse weather conditions for our operations.

File No. 82-35046

Reasoned Analysis

For the years ended December 31, 2006 and 2005

CAPITAL INVESTMENTS

One of the variables that most affects the result of our business and financial situation is capital investment. These are of two types:

Committed investments:
We have to agree an investment plan with the SISS which states the investments we have to make during the following 15 years. The investment plan specifically reflects a commitment on our part to carry out certain projects related to the maintenance of certain quality standards and coverage. This investment plan is revised every five years, and Aguas Andinas can request modifications to it when certain relevant facts are ascertained.

Approval dates of development plan updates of the Aguas Group:

- **Aguas Andinas S.A.**

Greater Santiago	May 23, 2006
Periphery locations	December 2005 - first half 2006

- **Aguas Cordillera S.A.**

Las Condes	May 10, 2006

- **Aguas Los Dominicos S.A.**

Los Dominicos	May 12, 2006

- **Aguas Manquehue S.A.**

Manquehue	May 12, 2006
Periphery locations	November 1999 - June 2001

Un-committed investments
These are investments that are not contemplated in the investment plan and which we make voluntarily to ensure the quality of our services and to replace obsolete assets. These generally relate to the replacement of network infrastructure and other assets, the acquisition of water rights and investments in non-regulated businesses.
As required by Chilean regulations, interest on capital investments in works in progress is capitalized. Changes to our capital investment plan therefore affect the interest credited in our income statement and consigned as works in progress in Fixed assets in the balance sheet.

II. COMPARATIVE ANALYSIS AND EXPLANATION OF CHANGES

Balance sheet

The composition of the assets and liabilities is as follows:

	2006 Ch$ millions	2005 Ch$ millions	Change %
Current assets	52,648	73,779	(28.64)
Fixed assets (net)	604,122	603,850	0.05
Other assets	388,619	416,402	(6.67)
[illegible]	[illegible]	[illegible]	[illegible]

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Current assets are Ch$2,131 million lower than the year before, mainly due to a decrease in other current assets of Ch$20,711 million, sundry debtors of Ch$6,291 million and marketable securities of Ch$1,640 million, partially compensated by an increase in trade accounts receivable of Ch$5,615 million and notes receivable of Ch$1,950 million.

The gross fixed assets increased by 2.04% (Ch$23,528 million) compared to the year before, from Ch$1,154,904 to Ch$1,178,431 million. The most important increase was in Buildings and infrastructure of Ch$15,985 million, machinery and equipment of Ch$5,534 million and Land of Ch$1,726 million, due to investments being made in operating equipment, and sanitation and support infrastructure.

The charge for depreciation at December 2006 amounts to Ch$34,355 million, 2.01% higher than the level of 2005 (Ch$33,679 million). This is mainly due to assets that started operating during the year, in particular the start-up of the Talagante and Curacaví sewage treatment plants. Also, because of works that have come into operation during the last year and were carried out in previous years, accumulated depreciation increased by Ch$23,256 million, 4.22% more than the previous year.

Including the above effects, fixed assets in net terms increased by 0.04% (Ch$271 million) compared to December 2005.

Other assets decreased by Ch$27,783 million, the principal changes being a reduction in goodwill of Ch$31,771 million and in intangible assets of Ch$1,106 million, compensated by an increase in other assets of Ch$4,632 million.

Liabilities	2006 Ch$ millions	2005 Ch$ millions	Change %
Current liabilities	91,880	186,145	(50.64)
Long-term liabilities	287,721	215,072	33.78
Total liabilities	379,601	401,217	(5.39)
Minority interest	195,112	190,347	2.50
Shareholders' equity	470,675	502,467	(6.33)
[illegible]	[illegible]	[illegible]	[illegible]

The changes in the composition of liabilities between short and long term are mainly explained by the application of the Company's refinancing plan (in January 2006, Series D bonds were exchanged for Series F bonds for U.F.5,000,000, maturing in the year 2026).

Current liabilities decreased by Ch$94,265 million due to falls in bonds payable of Ch$94,229 million (exchange of bonds), notes and accounts payable of Ch$3,343 million, bank borrowings at short term of Ch$2,640 million, notes and accounts payable to related companies of Ch$ 2,311 million and income tax of Ch$1,686 million. This was partially compensated by the increase in bank borrowings transferred from long term of Ch$7,708 million and Provisions of Ch$2,008 million.

Long-term liabilities increased by Ch$72,650 million compared to 2005, due to the increase in bonds payable (Series F bonds) of Ch$79,360 million and in Notes payable of Ch$5,679 million, partly compensated by a reduction in bank borrowings of Ch$13,452 million.

Shareholders' equity compared to 2005 declined by Ch$31,792 million following the capital reduction of Ch$34,245, an increase in interim dividends of Ch$2,713 million and the increase in net income for the year of Ch$5,155 million.

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Financial indicators

Indicators	Unit	2006	2005	Change %
Liquidity				
Current ratio	(times)	0,57	0,40	44,57
Acid test	(times)	0,01	0,01	1,50
Debt				
Debt ratio	(%)	80.65	79.85	1.00
Short-term debt	(%)	24.20	46.40	(47.83)
Long-term debt	(%)	75.80	53.60	41.40
Financial expense coverage	(times)	3.46	2.90	19.16
Activity				
Inventory turnover	(times)	70.23	74.93	(6.27)
Inventory permanence	(days)	5.13	4.80	6.88
Profitability				
Return on equity (average)	(%)	4.65	3.31	40.35
Return on assets (average)	(%)	2.11	1.55	36.41
Return on operating assets (average)	(%)	17.57	16.11	9.03
Earnings per share	(Ch$)	22.62	17.46	29.52
Dividend yield	(%)	3.08	9.57	(67.84)

As of December 2006, the current ratio improved by 28.64%, mainly due to the reduction in current liabilities of 50.64% compared to 2005, thus improving thje Company's current ratio by 44.57%. Current liabilities declined principally due to bonds payable – short-term portion, following the exchange of bonds made in January 2006.

In net terms, the debt level rose by 1.00% due to the fall in shareholders' equity, partially compensated by a reduction in total liabilities.

For the calculation of the return on operating assets, the operating income is divided by the sum of fixed assets (average) and net intangible assets (average). This ratio improved by 9.03% following the 8.61% improvement in operating income and the reduction in average fixed and intangible assets or 0.39%.

The return on average equity shows a 40.35% increase, mainly because of the 29.52% increase in profits compared to the previous year and the reduction in average equity due to the capital reduction.

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Statement of income

The following table shows the most important items of the statement of income:

	2006 ChS millions	2005 ChS millions	Change %
Statement of income			
Sales	232,143	219,623	5.70
Cost of sales	(91,597)	(88,082)	3.99
Admin. & selling expenses	(28,019)	(27,931)	0.32
Operating income	112,527	103,611	8.61
Non-operating result	(29,889)	(31,322)	(4.58)
Net income for year	22,618	17,463	29.52
Financial expenses	(16,572)	(18,116)	(8.52)
EBITDA	92,745	87,322	6.21

(EBITDA = income before tax, depreciation, amortization and interest)

Sales

Inversiones Aguas Metropolitanas S.A. produced consolidated sales of Ch$232,143 million in 2006, Ch$12,520 (5.7%) more than in 2005. This variation is explained as follows:

Figures in millions of Ch$ of Dec-06

	2006 ChS millions	%	2005 ChS millions	%
Water	107,436	46.3	104,241	47.5
Sewage	98,274	42.3	91,239	41.5
Other Regulated Income	9,366	4.0	9,254	4.2
Non-Regulated Business	17,068	7.4	14,890	6.8
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Under the heading of regulated services, the main variations are:

a) Water

this covers water production and distribution services. These show an increase of Ch$3,195 million (3.1%) as a result of 14.3 million m3 of greater volumes and a lower average tariff applied. The higher sales volume is explained by a 2.8% average growth in customers and an increase in unit consumption by 0.3%; while the lower average tariff followed the accumulated effect of indexation adjustments and the application of the new tariff decree (2005-2010).

b) Sewage

this covers the collection, treatment and disposal sewage and interconnection of sewage systems. These show an increase of Ch$7,035 (7.7%) as a result of i) higher collection revenues of Ch$4,283 million (Ch$45,180 in 2005) following the higher average tariff applied and a higher sales volume of 11 million m3; ii) higher treatment income of Ch$2,027 million (Ch$35,811 million in 2005) due to the higher average tariff and a larger sales volume of 7.4 million m3, and iii) higher income from sewage interconnections of Ch$725 million (Ch$ 10,248 in 2005) due to a higher average tariff and a greater sales volume of 2.6 million m3. The changes in average tariffs are explained by the accumulated effect of indexation adjustments and the application of the new tariff decree (2005-2010).

Reasoned Analysis

For the years ended December 31, 2006 and 2005

c) Other regulated income

this includes customers' fixed charges, supply cutting off and re-connection services, the control of liquid industrial waste discharges and provisions for non-billed consumption and discounts granted on repayment plans. These revenues show an increase of Ch$112 million, basically explained by higher income from fixed charges.

In the case of non-regulated services, the principal variations are:

a. Sanitation services: increase of Ch$437 million, related to the growth of domicile connection installation services, repairs, calibrations and service regulations.

b. Non-Sanitation services: increase of Ch$51 million in sales of laboratory services (sampling and analysis, ANAM); of Ch$618 million in liquid waste treatment plant operation and treatment of organic load excesses for industry (EcoRiles, under new contracts) and Ch$ 1,072 million in sales or water network materials (Gestión y Servicios).

Operating costs

The consolidated operating costs of Inversiones Aguas Metropolitanas S.A. were Ch$119,616 million, Ch$3,603 million (3.11%) more than the year before. This increase is mainly explained by the following:

The cost of sales increased by Ch$3.515 million (3.99%) to Ch$91,597 million, compared to Ch$88,082 the previous year. This is mainly explained by higher costs related to greater activity in the non-sanitation subsidiaries, higher costs due to the increase in sewage treatment coverage associated with the start-up of the Talagante and Curacaví treatment plants and an increase in personnel costs following the collective bargaining process that took place in the second half of 2006.

Administrative and selling expenses declined slightly by Ch$88 million (0.32%) to Ch$28,019 million, compared to Ch$27,931 million the year before. This was due basically to lower tariff study expenses.

Operating income

Because of the factors mentioned above, the consolidated operating income of Inversiones Aguas Metropolitanas S.A. for 2006 was Ch$ 112,527 million, Ch$8,916 million more than that obtained in 2005. As a percentage of net sales, the margin increased from 47.2% in 2005 to 48.5% in 2006.

Non-operating result

The consolidated non-operating result of Inversiones Aguas Metropolitanas S.A. amounted to Ch$(29,889) million, an improvement of Ch$ 1,433 million over 2005.

The principal variations are explained by an improved financial result (net) of Ch$904 million (principally the debt restructuring by the bond issue made in early 2006), a reduced amortization of goodwill of Ch$468 million and an improved result in net non-operating income of Ch$ 143 million (basically to the gain on the sale of 1.1% of Aguas Andinas, partially offset by larger shortages and obsolescence of assets and greater expenses related to discarded projects and studies). This was partially compensated by a reduced result from price-level restatements of Ch$124 million.

Income tax

The provision for income tax for 2006 is Ch$122 million higher than the previous year, related to the better pre-tax income.

Minority interest

The minority interest amounted to Ch$41,911 million in 2006 (relating to the 49.9% of Aguas Andinas not held by the Company), Ch$4,073 million (10.76%) more than in 2005, explained by the sale of the shareholding in Aguas Andinas S. A. and the increase in the net income of that company.

Net income for the year

As a result of the factors indicated above, the net income of Inversiones Aguas Metropolitanas S.A. for 2006 amounted to Ch$22,618 million, Ch$5,155 million greater than for 2005.

Reasoned Analysis

For the years ended December 31, 2006 and 2005

STATEMENT OF CASH FLOWS DIRECT

	2006 ChS millions	2005 ChS millions	Change %
Net operating flow	117,809	116,212	1.37
Net financing flow	(107,390)	(121,414)	(11.55)
Net investment flow	(33,119)	(11,160)	(196.78)
Net cash flow for year	(22,701)	(16,361)	(38.75)
Closing balance of cash	1,278	24,519	(94.79)

The operating cash flow was Ch$1,597 million greater than the previous year, the principal variations being the increase in the collection of trade accounts receivable of Ch$12,863, partly offset by larger payments of income tax of Ch$4,037 million and value added tax of Ch$3,902 million and to suppliers and personnel of Ch$2,438 million.

The financing cash flow declined by Ch$14,024 million compared to 2005, mainly related to larger repayments of bank borrowings of Ch$ 46,628 million and the fall in bonds issued of Ch$25,024 million, compensated partially by reduced bond repayments of Ch$44,892 million, a reduction in dividend payments of Ch$22,635 million and an increase in loans drawn of Ch$19,445 million.

The investment cash decreased by Ch$21,960 million compared to 2005, mainly due to the reduction the collection of other loans to related companies of Ch$55,929 million and the acquisition of fixed assets of Ch$11,279 million, partially compensated by reduced other loans to related companies of Ch$33,619 million and an increase in the sale of permanent investments of Ch$12,411 million.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value and the book value of the assets, taking into account also that stated in Note 2 k) of the financial statements at December 31, 2006.

However, the subsidiary Aguas Andinas S.A. has seventy plots of land recorded that were transferred to it gratuitously by the Chilean Treasury and are booked at Ch$1. There are also fixed assets with an exhausted accounting useful life, which are shown at Ch$1, but which are still in operation.

There are also transfers constituting third-party contributions covered by Decree Law 70 of the Ministry of Public Works of 1988 and the provisions of clause 36 of the respective regulations (Ministry of Economy Decree 453 of 1989) which are explained in Note 32.

The Company has water rights to various natural sources including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón. These rights were acquired gratuitously and no value has been assigned to them in the accounts.

The production of groundwater flows are fed by various wells located in the Metropolitan Region, for which Aguas Andinas S.A. has the water rights concessions that were granted to it gratuitously by the Water Authority as part of the Ministry of Public Works.

In summary, and as indicated above, the subsidiaries have no significant differences between the economic or market value and the book value of its assets, except the items mentioned in the preceding paragraphs. The principal assets of the Company relate to sanitation infrastructure works which have an exclusive use and are shown in accordance with generally accepted accounting principles in Chile.

MARKET ANALYSIS

The Company shows no change in the market in which it participates as, due to the nature of its services and current legislation, it has no competition in its concession area.

Aguas Andinas S.A. currently has a 100% coverage in water, 98.3% in sewage services and close to 70% in sewage treatment.

Aguas Cordillera S.A. has a 100% coverage in water and 98.5% in sewage services.

Aguas Dominicos S.A. has a 99.9% coverage in water and 97.3% in sewage services.

Aguas Manquehue S.A. has a 100% coverage in water and 99.4% in sewage services.

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Sales Volumes

	2006 ChS millions	2005 ChS millions	Change %
Water	477,394	463,070	3.1%
Sewage collection	471,328	460,319	2.4%
Sewage treatment & disposal	407,255	399,859	1.8%
Sewage interconnection services	112,433	109,793	2.4%

Customers (*)

	2006 ChS millions	2005 ChS millions	Change %
Water	1,550,008	1,502,634	3.2%
Sewage collection	1,520,662	1,474,391	3.1%

(*) Relates to individuals or entities who receive sanitation services associated with water or sewage.

FINANCIAL ASPECTS

Currency risks: our revenues are largely linked to the local currency. Our debt therefore is denominated mainly in that same currency so we have no significant debt in foreign currency.

Interest rates: As of December 31, 2006, Aguas Andinas had 80% of its consolidated debt at fixed rates and 20% at variable rates. The fixed-rate debt is comprised of bonds payable (80%), local bank loans (7%) and reimbursable financial contributions (13%), while the variable-rate debt is with local banks

As of December 31, 2005, 79% of the Aguas Andinas' consolidated debt was at fixed rates and 21% at variable rates. The fixed-rate debt comprised bonds payable (82%), bank loans (8%) and reimbursable financial contributions (10%). The variable-rate debt was all with local banks.

The Company follows a policy of monitoring and managing interest rates in order to optimize financing costs and is constantly evaluating the hedging instruments available in the financial market.

This favorable situation has led the credit-rating agencies to assign to the Company a credit rating of AA. In the case of the shares, Feller Rate granted us a rating of First class Level 3, while Humphreys gave a rating of First class Level 3.

For the subsidiary Aguas Andinas S.A., the credit-rating agencies have assigned a credit rating of AA+ to its long-term debt. In the case of the shares, Feller Rate granted a rating of First class Level 3, while Humphreys gave a rating of First class Level 1.

File No. 82-35046

IAM

March 12, 2007

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref.: MATERIAL INFORMATION

Dear Sir,

In relation with material information furnished to this Superintendency on February 28, 2007, notifying the call of the ordinary shareholders meeting of the Company for April 24, 2007, the following are the matters that will be submitted for the approval of the meeting above mentioned:

1. Approval of Company's Annual Report, Balance Sheet, Audited Financial Statements, and Report of the External Auditors for the business period ended December 31, 2006.
2. Approval of the distribution of Profits and Dividends.
3. Election of Board of Directors.
4. Appointment of the External Auditors.
5. Appointment of Rating Agencies.
6. Board of Directors' remuneration.
7. The Directors' Committee's remuneration and approval of its budget for the year 2006.
8. Operations referred to in article 44 of Law N°18,046 ("Law of Corporations of Chile").
9. Discussion of any other matters related to the Company pertinent to the shareholders' meeting, in accordance with the law and the Company's by-laws.

p.p. Joaquín Villarino Herrera
Secretary of the Board
Inversiones Aguas Metropolitanas S.A.

END